

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 September 2017
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Management's Discussion and Analysis (MD&A) provides an overview of ADB's operation and highlights of its selected financial results and activities for the nine months ended 30 September 2017.

Combination of OCR and the ADF lending operations: The combination of ordinary capital resources (OCR) and the Asian Development Fund (ADF) lending operations took effect on 1 January 2017. This resulted in recognizing a one-time income of $30,748 million in OCR and a return of the set-aside resources of $64 million, which strengthened OCR equity position.

Lending operations: OCR's loan commitment for both sovereign and non-sovereign operation in 2017 totaled $13,711 million which was $7,417 million or 118% increase from 2016. Total disbursement in 2017 was slightly lower than that of 2016, mainly attributed to reduced disbursement of both regular OCR loans and nonsovereign loans. The total loan outstanding balance increased by 4% to $98,600 million, compared with $94,905 million at 31 December 2016, including outstanding concessional OCR loans of $27,306 million. Loan loss allowance has historically been minimal at about 0.1% of total outstanding loans. Return on loans was 39 basis points higher this year (2017: 1.91%, 2016: 1.52%) as a result of rising LIBOR (London Interbank Offered Rate). ADB's primary lending facility is LIBOR based-loan in US dollar and therefore the return on loans are largely driven by the 6-month US dollar LIBOR.

Income: OCR reported operating income of $572 million in 2017, compared to $426 million in 2016. The higher operating income was mainly attributable to the additional income from concessional OCR loan transferred from the ADF on 1 January 2017. Net income, excluding one-time income of $30,748 million from ADF assets transfer, in 2017 was $531 million compared to net loss of $295 million in 2016. This increase was due to the large net unrealized loss from fair value adjustment of borrowings and derivatives recognized in 2016.

Investment for liquidity purpose and borrowings: OCR liquidity investment portfolio after swaps increased by 39% to $36,871 million compared with $26,560 million at 31 December 2016. Return on investment has improved (2017: 1.70% 2016: 1.46%) due to continuous rising trend of market interest rate. OCR borrowings after swaps amounted to $86,955 million, a 12% increase from the balance of $77,920 million at 31 December 2016. Cost of borrowings, under management reporting, increased as it is primarily driven by US dollar LIBOR which also has been in rising trend.

ADF 12 Replenishment: The 11th replenishment (ADF 12 and TASF 6) became effective on 30 May 2017 when instruments of contribution (IOCs) deposited with ADB for unqualified contributions reached about $1,783 million equivalent, or more than 50% of all pledged contributions. As of 30 September 2017, the ADF 12 contributions from 27 donors reached a total of $1,947 million, of which $481 million was made available for operational commitments.

This document should be read in conjunction with the Management's Discussion and Analysis and Financial Statements for the financial year ended 31 December 2016. ADB undertakes no obligation to update any forward-looking statements made in such documents.

I. OVERVIEW

The vision of Asian Development Bank (ADB), a multilateral development bank, is of an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Agreement Establishing the Asian Development Bank (the Charter), OCR and Special Funds resources must at all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

ADB also offers debt management products to its members and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third party liabilities. ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, equity, and credit enhancement products such as guarantees and syndications.

II. COMBINATION OF OCR AND THE ADF RESOURCES

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF), the concessional lending window of ADB, to OCR in accordance with the Board of Governors' resolution authorizing the termination of the ADF's lending operations and retaining the ADF as a grant-only operation. Concessional lending continues on the same terms and conditions through the OCR window, while the ADF continues to provide grant assistance. The initiative expands ADB's lending capacity—particularly to poor countries and the private sector, enhances its risk-bearing capacity, and strengthens its readiness to respond to future economic crises and natural disasters.

The transfer of assets was treated as a contribution from the ADF which was recognized as an income by OCR and a return of the set-aside resources of $64 million from the ADF to OCR.[1] On 15 March 2017, the Board of Governors approved the allocation of this one-time income to ordinary reserve effective 1 January 2017.

The transferred ADF assets came from donor contributions, OCR net income transfers and set-aside resources. For further details on the composition of the sources, refer to the disclosure on Transfer of ADF Loans and Other Assets to OCR in Note C of OCR financial statements.

III. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

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[1] The undisbursed ADF loan balance of SDR6,281 million ($8,444 million equivalent) was also assumed by OCR on 1 January 2017.

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A.   Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure at fair value all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings, to apply a consistent accounting treatment between the borrowings and their related swaps. Equity investments with associated derivatives were also elected to be reported at fair value. ADB continues to report its loans and the remaining borrowings at amortized cost, and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. The asymmetric accounting treatment—in which certain financial instruments (including all derivatives, swapped or intended to be swapped borrowings, selected floating-rate borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost—leads ADB Management to believe that statutory income may not fully reflect the overall economic value of ADB's financial position. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include a one-time income from the ADF transferred assets and unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of selected borrowings and derivatives. Because ADB does not actively trade these financial instruments, such gains or losses are generally not realized, unless ADB is forced to do so by risk events before maturity. ADB has instituted risk management policies to mitigate such risks.

ADB intends to hold most borrowings and related swaps until maturity or call, hence net interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the financial instrument.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2017 is provided in the Appendix.

B.   Selected Financial Data

Selected financial data are presented on a statutory reporting basis and the management reporting basis (Table 1).

- Return on equity under statutory reporting basis increased to 1.74% (-1.19% – 2016) because of the increase in the net income reported for the nine months ended 30 September 2017 compared against the net loss recognized in 2016 mainly due to the large net unrealized losses. On the other hand, under management reporting basis, return on equity decreased to 1.79% (2.74% – 2016) because of the significant increase in equity resulting from the ADF asset transfer.

- Cost of borrowings under the statutory reporting basis decreased to 1.54% (1.84% – 2016) because of the significant decrease in net unrealized losses; while under management reporting basis, it increased to 1.44% (0.91% – 2016) due to the increase in short-term interest rates.

- Return on earning assets, return on loans – operations, and return on investments for liquidity purpose, under both the statutory and management reporting bases, have increased in 2017 compared to 2016 due to continuous rising trend of market interest rate.

Table 1: Selected Financial Data

Item	30 September 2017	30 September 2016	31 December 2016
Operational Highlights [a]			
Loan, Guarantees, EI, and ODS Committed	13,957	6,568	15,216
Loan, Guarantees, EI, and ODS Approved	10,038	7,740	16,945
Loan Disbursements	6,594	7,060	11,790
Loan Principal Repayments and Prepayments	4,126	3,789	5,492
Statutory Reporting Basis			
Net Income (Loss)	531 [b]	(295)	7
Return on Equity (%)	1.74	(1.19)	0.04
Return on Earning Assets[c] (%)	0.58	(0.23)	0.01
Return on Loans — Operations (%)	1.91	1.52	1.65
Return on Investments for Liquidity Purpose (%)	1.70	1.46	1.58
Cost of Borrowings (%)	1.54	1.84	1.68
Management Reporting Basis			
Operating Income	572	426	521
Return on Equity (%)	1.79	2.74	2.80
Return on Earning Assets[c] (%)	0.61	0.56	0.56
Return on Loans — Operations (%)	1.92	1.56	1.63
Return on Investments for Liquidity Purpose (%)	1.67	1.49	1.57
Cost of Borrowings (%)	1.44	0.91	0.99

Note: Rates of returns and cost of borrowings are based on annualized income/expenses and average assets/liabilities.
EI = equity investments; ODS = other debt securities
[a] 2016 amounts include concessional loans under ADF for comparability.
[b] After allocation of one-time income from ADF assets transfer to ordinary reserve.
[c] Represents operating income over average earning assets.

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Table 2: Selected US Dollar Interest Rates
(%)

Item	30 September 2017	30 September 2016	31 December 2016
6-Month US Dollar LIBOR	1.51	1.24	1.32
3-Year US Dollar Swap Rate	1.86	1.07	1.69

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.

C. Overall Financial Results

Net income (loss). Table 3 presents the overall financial results for the nine months ended 30 September 2017 and 2016. OCR reported a net income of $531 million after allocation of a one-time income from ADF assets transfer to ordinary reserve compared with a net loss of $295 million reported for the same period in 2016. The increased net income is mainly attributed to the increase in operating income and decrease in unrealized losses from the fair value adjustments of borrowings and derivatives used for hedging borrowings, investments and loans.

Table 3: Overall Financial Results for the Nine Months Ended 30 September

Item	2017	2016	Change
Income from loans — operations	1,387	735	652
Interest income			
Regular OCR loans	890	589	301
Concessional OCR loans	309	–	309
Nonsovereign	170	135	35
Provision for loan losses	(8)	(11)	3
Others	26	22	4
Income from investments for liquidity purpose	443	330	113
Interest income	425	285	140
Realized gain	18	45	(27)
(Loss) income from equity investments — operations	(5)	128	(133)
Income (loss) from other debt securities — operations—net	16	(2)	18
Other income—net[a]	34	28	6
Borrowings and related expenses	(893)	(514)	(379)
Interest and other expenses	(894)	(514)	(380)
Realized gains	1	0	1
Administrative expenses—OCR	(410)	(279)	(131)
Operating income	572	426	146
Net unrealized losses	(77)	(724)	647
Proportionate share of income from EI accounted for under the equity method—unrealized	36	3	33
One-time income from ADF assets transfer	30,748	–	30,748
Net income (loss)	31,279	(295)	31,574
Allocation of one-time income from ADF assets transfer to ordinary reserve	(30,748)	–	(30,748)
Net income (loss) after allocation	531	(295)	826

( ) = negative, - = nil, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

[a] Includes income and related expenses from guarantees and income from trust fund administration.

Operating income. Operating income for the nine months ended 30 September 2017 increased to $572 million from $426 million for the same period in 2016, primarily because of the following:

- Income from loans – operations increased by $652 million due to the rising interest rate trend, the additional income from concessional OCR loans ($309 million) and the 7% increase in average regular OCR loans outstanding balance;
- Income from investments for liquidity purpose – increased by $113 million contributed by the increase in average outstanding investment portfolio (14% increase, excluding investments transferred from the ADF), higher return on investments, and income from investments that were transferred from the ADF ($34 million);
- Income from equity investments – operations decreased by $133 million (2017 – loss of $5 million; 2016 – income of $128 million) mainly due to larger gain on disposal of an equity investment recognized in 2016;
- Borrowings and related expenses increased by $379 million largely because of the 10% increase in average outstanding borrowings as well as higher market interest rates; and
- Administrative expenses increased by $131 million due to increased allocation to OCR resulting from the transfer of concessional lending operations.

Net unrealized losses for the nine months ended 30 September 2017 were $77 million ($724 million net unrealized losses – 2016). These primarily consisted of fair value adjustments on the selected borrowings and all derivatives used for hedging borrowings, investments, and loans. The change in fair value for the nine months ended 30 September 2017 primarily resulted from the changes in the fair value of borrowings and related derivatives due to movements in ADB's credit spreads, interest rates and yield basis spreads.

Balance sheet items. Major balance sheet items are included in Table 4 with detailed analysis on subsequent paragraphs.

Table 4: Major Balance Sheet Items
($ million)

Item	Q3 2017	YE 2016
Loans — Operations[a]	98,600	94,905[b]
Investments for Liquidity Purpose[c]	36,871	26,560
Borrowings[d]	86,955	77,920
Equity	49,890	17,214

− = nil.

[a] Balance after net unamortized loan origination costs and allowances for loan losses, HIPC debt relief and fair value adjustment.

[b] For comparability, concessional loan figures for 2016 pertaining to ADF loans were included.

[c] Balance after swaps, including securities purchased under resale arrangements, and securities transferred under repurchase agreements

[d] Balance after swaps, including the impact of fair value adjustments associated with swapped borrowings and related derivatives, accrued interest and unamortized discount or premium and issuance expense.

Loans – operations. ADB's OCR lending falls into two categories: sovereign and non-sovereign. Sovereign lending consists of regular OCR loans and concessional OCR loans. OCR offers lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects such as works, goods, and services. This modality focuses on transactions and disburses funds incrementally based on evidence of expenditures for inputs.

- Policy-based – It supports reforms and improve policies. It provides budget support to governments to address development financing needs. ADB disburses funds based on evidence of the fulfillment of policy actions such as enacting new regulations or adopting new policy frameworks aim to create an enabling environment for public and private sector operations, leading to improved growth prospects and economy efficiency.

- Results-based – It supports government-owned sector program and disburses ADB funds to the achievement of program results.

As of 30 September 2017, OCR's outstanding loan balance was $98,600 million ($94,905 million – 31 December 2016), after net unamortized loan origination costs, and allowances for loan losses, HIPC debt relief and fair value adjustment for concessional loans, of which $64,607 million were regular OCR loans ($62,413 million – 31 December 2016), $28,706 million were concessional OCR loans ($27,306 million – 31 December 2016) and $5,287 million were nonsovereign loans ($5,186 million – 31 December 2016). Table 5 shows OCR's outstanding loan balance based on modality. For comparability, concessional OCR loan figures for 2016 pertaining to the ADF loans were included.

Table 5: Outstanding Loans by Modality
($ million)

| | 30 September 2017 | | | | 31 December 2016 | | | |
| | Sovereign | | Nonsovereign | Total | Sovereign | | Nonsovereign | Total |
	Regular OCR	Concessional OCR			Regular OCR	Concessional OCR		
Project Loan	47,333	21,419	5,386	74,138	45,522	20,288	5,269	71,079
Policy-based Loan	16,327	7,446	–	23,773	16,088	6,938	–	23,026
Result-based Loan	797	165	–	962	668	141	–	809
	64,457	29,030	5,386	98,873	62,278	27,367	5,269	94,914
Less/Add:								
Allowance for loan losses	–	(58)	(53)	(111)	–	(61)	(45)	(106)
Allowance for FV adjustment on concessional loans	–	(270)	–	(270)	–	–	–	–
Unamortized loan origination cost - net	150	4	(46)	108	135	–	(38)	97
Net balance	64,607	28,706	5,287	98,600	62,413	27,306	5,186	94,905

Summary of lending activities. Effective 1 January 2017, ADB introduced commitments as the new basis for corporate targets to measure operational performance, replacing Board or Management approvals, for both sovereign and nonsovereign operations. A commitment is the financing approved by ADB's Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or investee company and ADB. The purpose for this change is to expedite post-approval steps and get closer to project disbursement stage.

Lending activities comprise of commitments, approvals[2], disbursements and repayments. Table 6 shows the summary of lending activities of regular OCR loans, concessional OCR loans and nonsovereign loans.

Table 6: Summary of Lending Activities
For the Nine Months Ended 30 September 2017 and 2016
($million)

	Commitments[a]		Approvals		Disbursements	Repayments[b]
	No.	Amount	No.	Amount		
30 September 2017						
Sovereign	74	11,893	53	9,039	5,819	3,411
Regular	46	9,958	37	8,101	4,520	2,381
Project loans	36	7,075	26	4,301	3,301	1,512
Policy-based loans	7	1,558	7	1,950	1,090	869
Result-based loans	3	1,325	4	1,850	129	-
Concessional	28	1,935	16	938	1,299	1,030
Project loans	22	1,413	13	614	912	823
Policy-based loans	6	522	3	324	370	207
Result-based loans	-	-	-	-	17	-
Nonsovereign	15	1,818	7	601	775	715
Total	**89**	**13,711**	**60**	**9,640**	**6,594**	**4,126**
30 September 2016						
Sovereign	54	5,418	61	6,949	5,975	3,369
Regular	33	4,677	35	6,170	4,869	2,392
Project loans	28	3,477	31	5,295	3,056	1,504
Policy-based loans	4	1,050	4	875	1,650	888
Result-based loans	1	150	-	-	163	-
Concessional[c]	21	741	26	779	1,106	977
Project loans	16	554	18	536	894	793
Policy-based loans	4	166	7	222	202	184
Result-based loans	1	21	1	21	10	-
Nonsovereign	15	876	11	570	1,085	420
Total	**69**	**6,294**	**72**	**7,519**	**7,060**	**3,789**

[a] Based on exchange rate at loan signing date.
[b] Includes prepayments of $441 million for 2017 ($222 million — 2016).
[c] ADF loans were shown as concessional OCR loans for comparative purposes.

Sovereign lending activities. For the nine months ended 30 September 2017, 74 sovereign loans were signed totaling $11,893 million, a 37% increase in terms of number and by $6,475 million in terms of amount from the commitments made for the same period in 2016. Of the $6,475 million increase in commitment, $5,281 million was attributed to regular loans while $1,194 million was attributed to concessional loans. Sovereign loans approved during the period decreased by 8 loans from the 61 loans in 2016 but increased by $2,090 million in terms of amount. Sovereign loan disbursements during the period decreased by $156 million compared with the same period in 2016, mainly due to the decrease in the disbursements of the policy-based loans ($1,460 million – 2017; $1,852 million – 2016) offset by the increase in the disbursements of project loans ($4,213 million – 2017; $3,950 million – 2016). Total repayments of $3,411 million ($3,369 million – 2016) included prepayments of $162 million from 3 borrowers ($157 million from 5 borrowers – 2016).

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[2] This will cease to be reported effective 1 January 2018.

Nonsovereign lending activities. 15 nonsovereign loans amounting to $1,818 million were signed for the period ended 30 September 2017, $942 million higher compared to the commitments made for the same period in 2016. Seven nonsovereign loans amounting to $601 million were approved during the period compared with 11 nonsovereign loans approved amounting to $570 million for the same period last year. Disbursements for the period totaled $775 million, a decrease of 29% from $1,085 million for the same period last year. Total repayments of $715 million ($420 million – 2016) included prepayment of $279 million from 9 borrowers ($65 million from 5 borrowers – 2016).

One nonsovereign loan was in non-accrual status with outstanding principal of $20 million and $3 million overdue principal as of 30 September 2017 ($20 million outstanding principal with no overdue principal – 31 December 2016).

Regular OCR loan terms. ADB's currently available lending windows are the London interbank offered rate-based loan (LBL) and the local currency loan (LCL). The LBL has been the primary lending facility for OCR sovereign operations since 2001. The LBL is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. The LBL also gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. ADB has offered LCLs to nonsovereign borrowers since November 2002, and this was expanded to sovereign borrowers in August 2005. Table 7 shows summary of key features of current available regular OCR loans.

Table 7: Regular OCR Lending Terms

FEATURE	LBL/LCL	LBL (CSF)
A. Currencies	USD, EUR, JPY Other currencies which ADB can efficiently intermediate Local currencies	
B. Lending Rate (basis point)		
1. Cost Base Rate		
a. USD and JPY	6-month LIBOR	
b. EUR	6-month EURIBOR	
c. Other LBL major currencies	recognized floating rate benchmark	
d. Local currencies	actual cost of related local currency debt	
2. Effective Contractual Spread	50 [a]	200
3. Maturity Premium [b]		
a. Average loan maturity of >13 years up to 16 years	10	
b. Average loan maturity of >16 years up to 19 years	20	
4. (Rebate) or Surcharge [c]		
a. USD	(5)	1
b. JPY	(56)	
c. EUR	(33)	
d. NZD	29	
C. Commitment Charges (basis point)	15	75

CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered Rate, LBL = LIBOR-based loan, LCL = local currency loan, LIBOR = London interbank offered rate

Source: Asian Development Bank Treasury Department.

[a] Applicable for loans negotiated on or after 1 January 2014. Different spreads apply to loans negotiated prior to 2014.

[b] For LBLs/LCLs for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan (ADB. 2011. Review of the Asian Development Bank's Loan Charges and Allocation of 2011 Net Income. Manila).

[c] These rates are applicable for the period from 1 July to 31 December 2017.

The current LBL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. Loans under Countercyclical Support Facility (CSF), which provides support to DMCs undertaking fiscal stimulus for growth in the form of countercyclical development expenditures, carries contractual spread of 200 basis points.

Maturity premium is charged for LBLs (other than project design facility loans) negotiated on or after 1 April 2012 depending on the average loan maturity. As of 30 September 2017, 184 committed loans totaling $28,657 million (157 committed loans totaling $23,315 million – 31 December 2016) and 197 approved loans totaling $30,425 million (179 approved loans totaling $27,141 million – 31 December 2016) were subject to maturity premium.

To maintain the principle of the cost-pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate. The funding cost margins are reset semi-annually (on 1 January and 1 July), and are based on the actual average funding cost margin for the preceding 6 months.

A commitment charge is levied on the undisbursed loans beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective, except for project design advances (PDAs) where commitment charges start to accrue after two years from the date the PDA agreement is signed.

Local currency sovereign loans are priced based on the actual cost of the related local currency debt. Spread and maturity premium are similar to LBLs.

Concessional OCR loan terms. ADB offers loans at very low interest rates to help reduce poverty in ADB's poorest member countries. Table 8 shows the summary of lending terms on currently available concessional OCR loans.

Table 8: Concessional OCR Lending Terms

Terms	Concessional Assistance-only Countries [a]	OCR Blend Countries [b]	Emergency Assistance
A. Maturity (years) [c]	24 - 32	25	40
B. Grace period (years) [c]	8	5	10
C. Interest rate during the grace period [c]	1.0%	2.0%	1.0%
D. Interest rate during the amortization period [c]	1.5%	2.0%	1.0%
E. Principal repayment 1. First 10 years after the grace period 2. Year thereafter	Equal	Equal	2.0%[d] 4.0%[d]

[a] Countries that are eligible for concessional OCR loans and/or ADF grants.

[b] Countries that are eligible for regular OCR loans and concessional OCR loans.

[c] Applicable for projects which loan negotiations were completed on or after 1 January 2013.

[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

Source: Asian Development Bank Controller's Department.

Additional currency choices. In November 2016, the Board of Directors approved the provision of additional currency choices for eligible concessional OCR loans effective 1 January 2017. In addition to SDR as a liability currency, concessional OCR loan borrowers may also choose a loan liability currency in a currency that is available under ADB's LIBOR-based product and is a currency that is available in the SDR basket, subject to ADB's confirmation of the availability of such currency. The eligible loans are (i) all concessional OCR loans for which formal loan negotiations are completed on or after 1 January 2017 (i.e., new loans) and (ii) all concessional OCR loans for which formal loan negotiations are completed before 1 January 2017 that are not effective until 30 June 2017 (i.e., other eligible loans). At the end of 2016, there were 36 other eligible loans totaling $1,902 million (at 31 December 2016 exchange rate). As of 30 September 2017, out of 16 newly approved loans, 5 loans totaling to $517 million are in USD; while for other eligible loans, 5 borrowers signed amended loan agreements selecting USD currency for 11 loans totaling $640 million.

Currency management strategy. ADB's approved currency management strategy aims to reduce or eliminate currency risk on ADB's balance sheet. Such currency risks stem from the fact that the OCR balance sheet has received equity in SDR as a result of the transfer of the ADF loans that are predominantly in SDR, while newly approved loans (both regular and concessional) are expected to be primarily denominated in US dollars. Thus, there is potential misalignment between the currency denomination of ADB's equity and its assets. As of 30 September 2017, ADB has undertaken currency management transactions with total notional value of $8.3 billion equivalent.

Heavily Indebted Poor Countries (HIPC) Initiative. Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. In response to the ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's debt to be forgiven and charged against income was $82 million. In 2010, executive boards of the IDA and the IMF agreed that Afghanistan had reached the completion point under the HIPC Initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million and was to be provided through a reduction of Afghanistan's debt service from July 2008 to February 2028. As of 30 September 2017, $24 million principal loan amount had been written off and $9 million interest income waived, bringing the remaining balance of the amount of debt relief to $73 million which compose of principal loan amount of $58 million and $15 million interest. The write-off of the loan principal and interest of the HIPC-related loans will continue as and when loan service payments fall due till February 2028.

Nonsovereign loan terms. ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan.

The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee (typically of 0.50% to 0.75%) per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a credit spread.

Investments for liquidity purpose. The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $36,871 million as of 30 September 2017 ($26,560 million – 31 December 2016). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 1.70% for the nine months ended 30 September 2017 (1.46% – 2016).

Borrowings. OCR borrowings after swaps amounted to $86,955 million as of 30 September 2017 ($77,920 million – 31 December 2016). The average cost of borrowings after swaps for the nine months ended 30 September 2017 was 1.54% (1.84% – 2016). For the nine months ended 30 September 2017, ADB issued $25,567 million in new medium and long-term borrowings ($18,858 million – 2016) and $5,932 million in short-term borrowings ($6,624 million – 2016).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB would be a default of a large part of its loan and guarantee portfolio. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity, reserves and capital to protect against losses that may arise from exposure to credit, equity investment, market, treasury counterparty, operational, currency, and pension risks. Under the capital adequacy framework, ADB assesses its capital adequacy quarterly with the stress test designed to ensure that ADB has sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2017, the stress test results indicated that ADB had an adequate equity capital position in relation to the risks in its portfolio.[3] Aside from the income-based stress testing of the equity-to-loan ratio (ELR) and monitoring of the Capital Utilization Ratio[4], ADB also measures its exposure to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Equity and Headrooms

The total authorized capital of ADB is 10,638,933 shares valued at $150,360 million as of 30 September 2017. Subscribed capital is 10,614,853 shares valued at $150,020 million which consisted of $7,521 million paid-in ($6,948 million of which was received as of 30 September 2017) and $142,499 million callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital. The details of ADB's equity as of 30 September 2017 and 31 December 2016 are shown in Table 9.

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[3] QRM report for Q3 2017 will be published in December 2017.
[4] The ratio of total economic capital used (numerator) to total available capital (denominator).

Table 9: Details of Equity
($ million)

	Q3 2017	YE 2016
Authorized (SDR106,389 = $150,360)		
Subscribed (SDR106,149)	150,020	142,699
Less: Callable shares subscribed	142,499	135,545
Paid-in shares subscribed	7,521	7,154
Less: Other adjustments[a]	16	79
	7,505	7,075
Add: reserves[b], surplus, and accumulated net income		
Less: nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital, net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustment and other comprehensive	42,385	10,139
Total Equity	49,890	17,214

[a] Comprises capital transferred to the Asian Development Fund and discount. (See OCR-1 of the Financial Statements).
[b] Includes ordinary reserves, special reserves, and loan loss reserves.

In March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from the ADF assets transferred to OCR to ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Part of ADB's approved currency management strategy was the conversion of some currencies of ADB's paid-in capital and reserves into US dollars, as needed, to meet obligations in ADB's ordinary course of business. As of 30 September 2017, 16 currencies of ADB's paid-in capital and reserves amounting to $3.4 billion have been converted to US dollars.

The Charter allows the use of OCR for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserve (equity investment ceiling). ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves).

The transfer of the ADF loans and other assets to OCR improved all the headrooms. As of 30 September 2017, ADB's equity investment headroom was $3,516 million ($588 million – 31 December 2016), lending headroom was $93,923 million ($86,152 million – 31 December 2016), and borrowing headroom was $60,847 million ($32,811 million – 31 December 2016).

In May 2017 and 2016, the Board of Governors approved the allocation of OCR's allocable net income for 2016 and 2015 amounting to $488 million and $368 million respectively, after appropriation of guarantee fees to the special reserve and adjustment to loan loss reserve. Table 10 shows the details of OCR allocable net income.

Table 10: Allocation of OCR Allocable Net Income
($ million)

	2016	2015
Operating income	521	343
Appropriation of guarantee fee to special reserve	(18)	(18)
Adjustment for loan loss reserve	(15)	43
Allocable net income	488	368
Allocation to ordinary reserve	124	208
Allocation to special funds		
Asian Development Fund	259	120
Technical Assistance Special Fund	60	40
Asia Pacific Disaster Response Fund	20	–
Climate Change Fund	15	–
Regional Cooperation and Integration Fund	10	–
Total Allocated Net Income	488	368

IV.   SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); ADB Institute (ADBI); the Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.   Asian Development Fund

The ADF was established as ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provided a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF had received contributions from 34 donors, regional and nonregional. Cofinancing with bilateral and multilateral development partners complements the ADF resources.

Effective 1 January 2017, ADB combined the ADF lending operations with OCR and retained the ADF as a grant-only operation. ADB continues concessional lending on the same terms and conditions under the expanded OCR.

ADF 12 Replenishment. In July 2016, the Board of Governors adopted the resolution to provide for the 11th replenishment of the ADF (ADF 12) and the sixth regularized replenishment of the TASF. This became effective on 30 May 2017. The replenishment will finance ADB's grant program from 2017 to 2020 to provide critical financial support to fight poverty in the Asia and Pacific region. As of 30 September 2017, the total replenishment size was $3,816 million, of which $2,598 million (representing 68%) will come from new donor contributions. Of the new donor contributions, ADB has already received instruments of contributions (IOCs) from 27 donors totaling $2,210 million, including $114 million qualified contributions.[5]

---

[5] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

14

Contributed resources. As of 30 September 2017, the ADF's share in the IOCs received for the ADF 12 amounted to $1,947 million, of which $481 million was already made available for operational commitments. Moreover, donor contributions and discounts due to accelerated notes encashments (ANE) from previous replenishments ($96 million – ADF XI; $6 million – ADF X and ADF IX), and $259 million of OCR's 2016 allocable net income have also been made available for operational commitments during the period.

The contributions not yet available totaling $1,814 million comprise: (i) unpaid qualified contributions; (ii) received contributions from donors who exercised pro-rata rights based on qualified contributions; (iii) contributions received in advance and (iv) unamortized discounts on ANE. The remaining unpaid contributions, including amounts allocated to the TASF under ADF IX, ADF X, and ADF XI as of 30 September 2017, totaled $43 million, $161 million, and $81 million, respectively.

The balance of commitment authority available for operations at 30 September 2017 increased to $889 million ($243 million – 31 December 2016).

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $251 million ($309 million – 2016), consisting of 20 grants that became effective totaling $435 million (12 grants totaling $313 million – 2016) and $184 million ($4 million – 2016) write-back of undisbursed commitments for savings on financially closed and/or cancelled projects.

As of 30 September 2017, total ADF grant commitments amounted to $103 million ($59 million – 2016), consisting of 12 grants (10 grants - 2016).

Investments for liquidity purpose. The investment portfolio, including securities purchased under resale arrangements, amounted to $2,963 million as of 30 September 2017 ($5,739 million – 31 December 2016). About 85% was invested in fixed income securities and 15% of the portfolio was placed in bank deposits. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 1.58% for the nine months ended 30 September 2017 (1.00% – 2016).

B.   Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and the region.

In July 2016, as part of the ADF 12 replenishment, the donors agreed to allocate $461 million of the total replenishment size as the sixth regularized replenishment of the TASF. The replenishment, which became effective on 30 May 2017, covers TA financing for 2017-2020.

Contributed resources. For the nine months ended 30 September 2017, out of the amount allocated to TASF from the ADF 12, $391 million has been acknowledged, of which $90 million has been received. Additionally, OCR transferred $60 million from its 2016 allocable net income to the TASF.

As of 30 September 2017, total TASF resources amounted to $2,899 million, of which $2,451 million was committed, leaving an uncommitted balance of $448 million ($41 million – 31 December 2016).

Operations. During the period, TA expensed net of write-back amounted to $90 million ($86 million – 2016), consisting of 81 TA projects and 50 supplementary approvals that became effective totaling $106 million, and $16 million write-back of undisbursed balance for completed and cancelled TA projects (109 TA projects and 29 supplementary approvals totaling $107 million and $21 million write-back – 2016). The undisbursed TAs net of TA advances decreased to $346 million as of 30 September 2017 ($354 million – 31 December 2016).

Investments for liquidity purpose. As of 30 September 2017, the total investment portfolio amounted to $338 million, ($302 million – 31 December 2016), all of which were in time deposits. Total revenue from investments for each of the nine months ended 30 September 2017 and 2016 was $2 million.

C.   Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 September 2017, Japan's cumulative contribution to the fund amounted to $974 million (¥113 billion), $905 million of which had been committed, leaving an uncommitted balance, including approved TA projects that are not yet effective, of $69 million ($69 million – 31 December 2016).

Operations. No new TA projects or grants were approved or made effective during the nine months ended 30 September 2017 and 2016. However, cumulative disbursements for TA amounted to $980 million ($979 million – 2016) leaving undisbursed TAs amounting to $0.4 million as of 30 September 2017 ($1 million – 31 December 2016).

Investments for liquidity purpose. As of 30 September 2017, the total investment of JSF was $69 million ($69 million – 31 December 2016) and $37 million for ACCSF ($37 million – 31 December 2016).

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $37 million as of 30 September 2017 have been retained in the ACCSF and invested in time deposits.

D.   ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2017, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $9 million ($10 million – 31 December 2016).

16

E.   Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. As of 30 September 2017, total resources of the fund amounted to $73 million, $57 million of which has been committed, leaving an uncommitted balance of $16 million ($6 million – 31 December 2016).

In May 2017, the RCIF received $10 million following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

Operations. During the period, TA expensed net of write-back amounted to $0.1 million savings ($1.1 million net expensed – 2016) consisting of one effective TA and one supplementary approval amounting to $1 million and $1.1 million write-back for financially completed and/or cancelled projects (two effective TA projects and one supplementary approval totaling $1.7 million and $0.6 million write-back – 2016). The balance of undisbursed TAs net of TA advances as of 30 September 2017 amounted to $6 million ($8 million – 31 December 2016).

Investments for liquidity purpose. As of 30 September 2017, the total investment portfolio amounted to $20 million ($12 million – 31 December 2016).

F.   Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change alongside ADB assistance in various related sectors.

Contributed resources. As of 30 September 2017, total resources of the fund amounted to $75 million, $53 million of which has been committed, leaving an uncommitted balance of $22 million ($8 million – 31 December 2016).

In May 2017, the CCF received $15 million following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

Operations. During the period, TA expensed breaks even with write-back (TA expensed net of write-back amounting to $1.8 million – 2016). TA expensed consisted of one effective TA amounting to $0.6 million and $0.6 million write-back for financially completed and/or cancelled projects (two effective TA projects and two supplementary approvals totaling $2.2 million and $0.4 million write-back – 2016). The balance of undisbursed TAs and grants, net of advances as of 30 September 2017 amounted to $7 million ($10 million – 31 December 2016).

Investments for liquidity purpose. As of 30 September 2017, the total investment portfolio amounted to $28 million ($17 million – 31 December 2016).

ci

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2017, total resources of the fund amounted to $80 million, $54 million of which has been committed, leaving an uncommitted balance of $26 million ($8 million – 31 December 2016).

In May 2017, the APDRF received $20 million following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

Operations. During the period, one grant became effective amounting to $2 million (five effective grants amounting to $9 million and $0.03 million write-back for financially completed and/or cancelled projects – 2016). All undisbursed grants as of 30 September 2017 and 31 December 2016 have been advanced.

Investments for liquidity purpose. As of 30 September 2017, the total investment portfolio amounted to $22 million ($7 million – 31 December 2016).

H.   Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2017, total resources of the fund amounted to $14 million, $8 million of which has been committed, leaving an uncommitted balance of $6 million ($7 million – 31 December 2016).

Operations. During the period, TA expensed net of write-back amounting to $1.4 million ($1.7 million – 2016) consisting of two effective TA projects and one supplementary approval totaling $1.6 million and $0.2 million write-back for financially completed and/or cancelled projects (five effective TA projects totaling $1.9 million and $0.2 million write-back – 2016). The balance of undisbursed TAs net of advances as of 30 September 2017 amounted to $4 million ($4 million - 31 December 2016).

Investments for liquidity purpose. As of 30 September 2017, the total investment portfolio amounted to $7 million ($8 million – 31 December 2016).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 September 2017 and 31 December 2016
($ million)

Item	30 September 2017			31 December 2016
	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	1,077	–	1,077	661
Investments for liquidity purpose	36,631	–	36,631	26,025
Securities transferred under repurchase arrangements	498	–	498	–
Securities purchased under resale arrangements	67	–	67	102
Loans outstanding — operations	98,873	–	98,873	67,547
Net unamortized loan origination costs, less allowance for loan losses, HIPC debt relief and fair value adjustment on loans	(273)	–	(273)	52
Equity investments — operations	1,050	(63)	987	787
Other debt securities — operations	231	–	231	150
Accrued interest receivable	634	–	634	387
Derivative assets				
Borrowings	19,022	(673)	18,349	19,182
Investments for liquidity purpose	14,083	(50)	14,033	8,506
Loans — operations	8,853	(576)	8,277	639
Other assets	618	557	1,175	1,649
TOTAL	**181,364**	**(805)**	**180,559**	**125,687**
Borrowings and accrued interest	85,727	(598)	85,129	73,940
Derivative liabilities				
Borrowings	20,250	(512)	19,738	22,810
Investments for liquidity purpose	13,905	(65)	13,840	8,048
Loans — operations	9,126	(594)	8,532	561
Payable under securities repurchase agreements	503	–	503	–
Payable for swap related collateral	239	–	239	605
Accounts payable and other liabilities	1,724	–	1,724	1,480
Total Liabilities	**131,474**	**(1,769)**	**129,705**	**107,444**
Paid-in capital	6,948	557	7,505	7,075
Net notional maintenance of value receivable	(1,549)	–	(1,549)	(1,474)
Ordinary reserve	43,090	2	43,092	12,213
Special reserve	356	–	356	340
Loan loss reserve	187	–	187	172
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(426)	426	–	–
Unallocated net income[b]	515	41	556	502
Accumulated other comprehensive loss	(296)	(62)	(358)	(1,650)
Total Equity	**49,890**	**964**	**50,854**	**18,243**
TOTAL	**181,364**	**(805)**	**180,559**	**125,687**

– = nil, ( ) = negative.

Numbers may not sum precisely due to rounding.

[a] Includes reversal of ASC Topics 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Unallocated net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

20

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2017 and 31 December 2016
Expressed in Millions of US Dollars

ASSETS

	30 September (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 1,077		$ 661
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, D, and O)		36,631		26,025
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D, E, and O)		498		–
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D, E, and O)		67		102
LOANS OUTSTANDING — OPERATIONS (Notes F and O) (including net unamortized loan origination costs of $108— 30 September 2017 and $97 — 31 December 2016) Sovereign				
Regular	$ 64,607		$ 62,413	
Concessional (Note C)	29,034		–	
	93,641		62,413	
Nonsovereign	5,340		5,231	
	98,981		67,644	
Less—allowance for loan losses, HIPC debt relief, and fair value adjustment	381	98,600	45	67,599
EQUITY INVESTMENTS — OPERATIONS (Notes H and O)		1,050		814
OTHER DEBT SECURITIES — OPERATIONS (Notes I and O)		231		150
ACCRUED INTEREST RECEIVABLE (Note C)		634		387
DERIVATIVE ASSETS (Notes J and O)				
Borrowings	19,022		19,942	
Investments for liquidity purpose	14,083		8,542	
Loans — Operations	8,853	41,958	659	29,143
OTHER ASSETS				
Property, furniture, and equipment	164		163	
Investment related receivables	31		11	
Swap related collateral (Notes J and O)	239		605	
Miscellaneous (Notes G, K, and O)	184	618	194	973
TOTAL		$ 181,364		$ 125,854

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 September (Unaudited)		31 December (Audited)	
BORROWINGS (Notes L and O)				
At amortized cost	$ 4,477		$ 5,177	
At fair value	81,250	$ 85,727	69,299	$ 74,476
DERIVATIVE LIABILITIES (Notes J and O)				
Borrowings	20,250		23,385	
Investments for liquidity purpose	13,905		8,109	
Loans — Operations	9,126	43,281	585	32,079
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes E and O)		503		–
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	341		11	
Swap related collateral (Notes J and O)	239		605	
Accrued pension and postretirement medical benefit costs	1,243		1,297	
Miscellaneous (Notes G, K, and O)	140	1,963	172	2,085
Total Liabilities		131,474		108,640
EQUITY (OCR-4)				
Capital Stock (Note M)				
Authorized (SDR106,389)				
Subscribed (SDR106,149)	150,020		142,699	
Less—"callable" shares subscribed (SDR100,827)	142,499		135,545	
"Paid-in" shares subscribed (SDR5,322)	7,521		7,154	
Less—Capital transferred to the Asian Development Fund and discount	16		79	
	7,505		7,075	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)	(557)		(676)	
	6,948		6,399	
Net notional amounts required to maintain value of currency holdings	(1,549)		(1,474)	
Ordinary reserve (Note M)				
From ADF assets transfer (Note C)	$ 30,748		$ –	
From retained earnings	12,342	43,090	12,211	12,211
Special reserve (Note M)		356		340
Loan loss reserve (Note M)		187		172
Surplus		1,065		1,065
Cumulative revaluation adjustments account (Note M)		(426)		88
Net income (loss) after allocation to ordinary reserve and appropriation to special reserve (Notes C and M)				
For the calendar year 2016		–		(11)
For the nine months ended 30 September 2017 (OCR-2)		515		
Accumulated other comprehensive loss (Note M)		(296)		(1,576)
Total Equity		49,890		17,214
TOTAL		**$ 181,364**		**$ 125,854**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Millions of US Dollars

	2017	2016
REVENUE (Note N)		
From loans — operations (Notes F and J)	$ 1,395	$ 746
From investments for liquidity purpose (Notes D and J)	425	285
From guarantees — operations	16	13
From equity investments — operations	33	13
From other debt securities — operations	16	–
From other sources—net	25	21
TOTAL REVENUE	1,910	1,078
EXPENSES (Note N)		
Borrowings and related expenses (Note J)	(894)	(514)
Administrative expenses (Note M)	(410)	(279)
Provision for loan losses—net (Note F)	(8)	(11)
Other expenses	(7)	(6)
TOTAL EXPENSES	(1,319)	(810)
NET REALIZED GAINS		
From investments for liquidity purpose (Notes D, J, M, and N)	18	45
From equity investments — operations (Note N)	(2)	118
From other debt securities — operations (Note N)	–	(2)
From borrowings (Note J)	1	0
TOTAL NET REALIZED GAINS	17	161
NET UNREALIZED LOSSES (Notes H, J, and N)	(77)	(724)
ONE-TIME INCOME FROM ADF ASSETS TRANSFER (Note C)	30,748	–
NET INCOME (LOSS)	$ 31,279	$ (295)

0 = less than $0.5 million; ADF = Asian Development Fund
The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Millions of US Dollars

	2017		2016	
NET INCOME (LOSS) (OCR-2)		$ 31,279		$ (295)
Other comprehensive income (Note M)				
Unrealized holding gains	$ 118		$ 179	
Currency translation adjustments	1,119		61	
Pension/postretirement liability adjustments	43	1,280	38	278
COMPREHENSIVE INCOME (LOSS)		**$ 32,559**		**$ (17)**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Millions of US Dollars

	2017	2016
Balance, beginning of period	$ 17,214	$ 17,446
Comprehensive income (loss) for the period (OCR-3)	32,559	(17)
Subscriptions received	–	6
Return of set-aside resources	64	–
Encashment of demand obligations	152	184
Change in US dollar value on		
Paid-in capital	366	(1)
Demand obligations	(33)	(59)
Net notional maintenance of value receivable	(68)	275
Allocation of prior year net income to		
ADF, TASF, APDRF, CCF, and RCIF	(364)	(160)
Balance, end of period	**$ 49,890**	**$ 17,674**

ADF = Asian Development Fund, TASF = Technical Assistance Special Fund, APDRF = Asia Pacific Disaster Response Fund,
CCF = Climate Change Fund, RCIF = Regional Cooperation and Integration Fund

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Millions of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,153	$ 602
Interest received on investments for liquidity purpose	412	274
Interest paid for securities purchased under resale/ repurchase arrangement	(1)	0
Interest and other charges received on debt securities	9	–
Dividends received on equity investments	2	1
Interest and other financial expenses paid	(857)	(440)
Administrative expenses paid	(472)	(339)
Others—net	46	19
Net Cash Provided by Operating Activities	292	117
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	11,399	12,071
Maturities of investments for liquidity purpose	195,109	107,805
Purchases of investments for liquidity purpose	(212,353)	(125,517)
Receipts from securities purchased under resale arrangements	23,090	23,125
Payments for securities purchased under resale arrangements	(23,044)	(23,079)
Principal collected on loans — operations	4,130	2,812
Loans — operations disbursed	(6,514)	(5,913)
Receipts from derivatives	(15)	53
Payments for derivatives	(38)	(305)
Property, furniture, and equipment acquired	(16)	(10)
Purchases of equity investments — operations	(161)	(54)
Purchases of debt securities	(75)	–
Sales of equity investments — operations	20	250
Net Cash Used in Investing Activities	(8,468)	(8,762)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	31,631	25,555
Borrowings redeemed	(21,633)	(16,462)
Capital subscriptions collected	–	6
Issuance expenses paid	(38)	(25)
Demand obligations of members encashed	152	184
Receipts from derivatives	22	50
Payments for derivatives	(1,172)	(667)
Resources transferred to Asian Development Fund	(259)	(120)
Resources transferred to Technical Assistance Special Fund	(60)	(40)
Resources transferred to Asia Pacific Disaster Response Fund	(20)	–
Resources transferred to Climate Change Fund	(15)	–
Resources transferred to Regional Cooperation and Integration Fund	(10)	–
Net Cash Provided by Financing Activities	8,598	8,481
Effect of Exchange Rate Changes on Due from Banks	(6)	32
Net Increase (Decrease) in Due from Banks	416	(132)
Due from Banks at Beginning of Period	661	753
Due from Banks at End of Period	$ 1,077	$ 621

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The majority of the ADF loans transferred to OCR are denominated in SDR. With the combined ADF-OCR lending operations, the currencies of all members and SDR comprise the functional currencies of OCR as these are the currencies of the primary economic environments in which ADB operates. Previously, the currencies of all members were considered as the functional currencies. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at FV, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

The Fair Value Option

ADB has adopted the FV Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the FV Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities, and firm commitments at FV on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at FV under other accounting standards. The election to use the FV Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

continued

In adopting ASC 825, ADB elected to record and report at FV borrowings that are swapped or intended to be swapped in the future and selected borrowings that have floating interest rates. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. Equity investments with associated derivatives were also elected to be reported at FV. ADB continues to report its loans and fixed rate borrowings, including legacy borrowings that do not have associated swaps at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at FV.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12 and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, on assessing collectability, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have material impact on OCR's financial statements on effectivity.

In January 2016, the FASB issued ASU 2016-01, *"Financial Instruments—Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities."* This update enhances the reporting requirements for financial instruments. Specifically, this update (i) requires that investments in equity securities measured at FV recognize FV changes through net income, (ii) simplifies the impairment assessment of equity investments without readily determinable FV by requiring entities to perform a qualitative assessment to identify impairment, (iii) amends certain disclosure requirements associated with the FV of financial instruments, and (iv) requires to present separately in other comprehensive income the portion of the total change in the FV resulting from a change in the instrument-specific credit risk of liabilities that an entity has elected to measure at FV in accordance with the FV option. This update is effective for ADB beginning next year. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In February 2016, the FASB issued ASU 2016-02, *"Leases (Topic 842)."* This amendment requires the recognition by lessees of lease assets and lease liabilities for the rights and obligations arising from operating leases with terms of more than 12 months. It also requires qualitative disclosures along with specific quantitative disclosures. This update is effective for fiscal years beginning after 15 December 2018 and

continued

interim periods thereafter. This ASU is not expected to have material impact on OCR's financial statements on effectivity.

In March 2016, the FASB issued the following ASUs which became effective for ADB effective 1 January 2017. ASU 2016-06, *"Derivatives and Hedging (Topic 815) – Contingent Put and Call Options in Debt Instruments,"* requires the sole use of the four-step decision sequence in assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. This had no impact to ADB's current practice, which has been consistent with the method prescribed in this update. ASU 2016-07, *"Investments - Equity Method and Joint Ventures (Topic 323) – Simplifying the Transition to the Equity Method of Accounting,"* eliminates the requirement to retroactively adopt the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. ADB will follow the amendment as required. Currently, this has no impact on the reported financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. This update is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after 15 December 2019. Amendments in this update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ADB is currently assessing the impact of this ASU on OCR's financial statements and anticipates that the initial application will result in changes to the accounting policies and additional disclosures relating to loans, guarantees, available for sale and held-to-maturity securities. It is currently impracticable to disclose any further information on the known or reasonably estimable impact to OCR's financial statements in the period of initial application as its detailed assessment has not been completed yet. ADB does not plan to early adopt this update.

In August and November 2016, FASB issued two ASUs related to statement of cash flows: (i) ASU 2016-15, *"Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments,"* which provides guidance for eight specific cash flow issues, where current standards are either unclear or deficient, and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. Amendments in these updates should be applied retrospectively for annual financial statements issued for fiscal years beginning after 15 December 2017, and for interim periods within those fiscal years. Early adoption is permitted. These ASUs are not expected to have material impact on OCR's financial statements.

In March 2017, the FASB issued the following ASUs which ADB does not expect to have material impact on OCR's financial statements: (i) ASU 2017-07 *"Compensation—Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost"* which requires employers to report the service cost component of net periodic pension cost (NPPC) as compensation cost and the other NPPC components (e.g. interest cost, expected return on plan assets and recognized actuarial gain/loss) outside of income from operations on the income statement or be disclosed in the notes to the financial statements. The amendment also allows only the service cost component of NPPC to be eligible for capitalization when applicable. The amendments in this update are effective for public business entities for annual periods beginning after 15 December 2017, including interim periods within those annual periods; (ii) ASU 2017-08 *"Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20) - Premium Amortization on Purchased Callable Debt Securities"* which shortens the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized at the earliest call date. This update aligns more closely with the amortization period of premiums and discounts to expectations incorporated in market pricing the underlying securities. The amendments in this update are effective for public business entities for interim and annual periods beginning after 15 December 2018. Early adoption is permitted, including adoption in an interim period for both ASUs.

continued

NOTE C—TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors' resolution authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continues from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. (See Note M.)

The proportionate interest of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. The value of each donor's paid-in contributions was fixed in US dollars based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the table below, on 1 January 2017, the date of the termination of the ADF loan operations and transfer of assets to OCR. Under Board of Governors' Resolution No. 372, the proportionate interest of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets.

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions					
Australia	$ 2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	The Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People's Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Turkey	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	**Subtotal**	**29,309**	**95.13**
Kazakhstan	4	0.01	**OCR Net Income Transfers**	1,439	4.67
Korea, Republic of	484	1.57	**Set-Aside Resources**	64	0.20
Luxembourg	47	0.15	**Total**	**$ 30,812**	**100.00**

0 = about $0.3 million, 0.00 = 0.001%.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held by ADB are considered by Management to be "Available for Sale" (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific

continued

identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in investments as of 30 September 2017 were securities transferred under securities lending arrangements of government or government-guaranteed obligations and corporate obligations totaling $37 million ($42 million – 31 December 2016).

Effective 1 January 2017, liquid assets amounting to $3,724 million were transferred from ADF to OCR as part of the termination and transfer of ADF concessional lending operations to OCR (See Note C).

The estimated FV and amortized cost of the investments by contractual maturity as of 30 September 2017 and 31 December 2016 were as follows:

($ million)

	30 September 2017		31 December 2016	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 15,965	$ 15,962	$ 8,481	$ 8,473
Due after one year through five years	18,904	19,006	15,735	15,870
Due after five years through ten years	1,762	1,752	1,809	1,831
Total	$ 36,631	$ 36,720	$ 26,025	$ 26,174

continued

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

As of	30 September 2017	31 December 2016
Amortized cost	$ 32,433	$ 25,311
Estimated fair value	32,344	25,162
Gross unrealized gains	49	67
Gross unrealized losses	(138)	(216)

For the nine months ended 30 September:	2017	2016
Change in net unrealized losses/gains from prior period	$ 60	$ 168
Proceeds from sales	11,399	12,071
Gross gain on sales	33	46
Gross loss on sales	(15)	(1)

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2017 and 31 December 2016. There were 34 government or government-guaranteed obligations (five – 31 December 2016), and 38 corporate obligations (two – 31 December 2016) that sustained losses for over one year representing 8.68% (1.86% – 31 December 2016) of the total investments. Comparative details as of 30 September 2017 and 31 December 2016 are as follows:

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2017						
Government or government-guaranteed obligations	$ 21,778	$ 89	$ 3,128	$ 47	$ 24,906	$ 136
Other securities						
Corporate obligations	277	1	51	1	328	2
Total	$ 22,055	$ 90	$ 3,179	$ 48	$ 25,234	$ 138
As of 31 December 2016						
Government or government-guaranteed obligations	$ 14,639	$ 208	$ 205	$ 3	$ 14,844	$ 211
Other securities						
Corporate obligations	383	5	280	0	663	5
Total	$ 15,022	$ 213	$ 485	$ 3	$ 15,507	$ 216

0 = less than $0.5 million

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2017 and 31 December 2016 was as follows:

($ million)

| | Total | | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2017				
Investments for liquidity purpose				
Government or government-				
guaranteed obligations	$ 31,310	$ 29,402	$ 1,908	$ –
Time deposits	4,287	–	4,287	–
Other securities	1,034	1,034	–	–
Securities transferred under				
repurchase agreements	498	498	–	–
Securities purchased under				
resale arrangements	67	–	67	–
Total at fair value	$ 37,196	$ 30,934	$ 6,262	$ –
31 December 2016				
Investments for liquidity purpose				
Government or government-				
guaranteed obligations	$ 23,730	$ 22,251	$ 1,479	$ –
Time deposits	863	–	863	–
Other securities	1,432	1,179	253	–
Securities transferred under				
repurchase agreements	–	–	–	–
Securities purchased under				
resale arrangements	102	–	102	–
Total at fair value	$ 26,127	$ 23,430	$ 2,697	$ –

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

OCR's INVESTMENTS FOR LIQUIDITY PURPOSE are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

continued

The table below provides the details of transfers between Levels 1 and 2, which are attributed to the availability or absence of market quotes for the nine months ended 30 September 2017 and for the year ended 31 December 2016:

($ million)

| | 30 September 2017 | | 31 December 2016 | |
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 40	$ (40)	$ 242	$ (242)
Transfers (out of) into	(188)	188	(25)	25
Corporate obligations				
Transfers into (out of)	1	(1)	10	(10)
Transfers (out of) into	–	–	(251)	251
	$ (147)	$ 147	$ (24)	$ 24

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated FV and cash received is recorded a liability. ADB monitors the FV of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and includes provisions to offset the sum due from one party against the sum due to the other. All securities transferred under repurchase agreements are with government or government-guaranteed securities that are rated investment grade. ADB monitors daily the FV of margin securities for compliance with the repurchase agreement.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 30 September 2017 are summarized below. (See Note J for Derivative Instruments.)

($ million)

| | (a) Gross amount of liabilities presented in the balance sheet | (b) Gross amounts not offset in the balance sheet | | (c) = (a) - (b) |
		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreement	$ 503	$ 498	$ –	$ 5
Total	$ 503	$ 498	$ –	$ 5

continued

The repurchase agreements accounted for as secured borrowings as of 30 September 2017 are summarized below:

($ million)

| | Remaining contractual maturity of the agreements | | | |
	1-30 Days	31-90 Days	> 90 Days	Total
Payable under securities repurchase agreement				
Government or government-guaranteed obligations	$ 503	$ –	$ –	$ 503
Total	**$ 503**	**$ –**	**$ –**	**$ 503**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**503**
Amounts related to agreements not included in offsetting disclosure				**–**

NOTE F—LOANS — OPERATIONS

Effective 1 January 2017, the ADF outstanding loans including accrued interest totaling $27,088 million were transferred to OCR. Subsequently, concessional financing to DMCs with (i) per capita gross national income below the ADB operational cutoff and (ii) limited or low creditworthiness, continues in OCR on the same terms and conditions prior to the transfer. (See Note C).

As of 30 September 2017 and 31 December 2016, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, were as follows:

($ million)

Borrower	30 September 2017	31 December 2016
People's Republic of China	$ 16,692	$ 16,721
India	16,020	15,223
Pakistan	11,051	4,823
Indonesia	9,740	8,932
Bangladesh	8,447	2,221
Viet Nam	7,913	3,276
Philippines	6,007	5,530
Others (individually less than 5% of total loans)	23,003	10,821
Total loans	98,873	67,547
Allowance for loan losses	(111)	(45)
Allowance for fair value adjustment on concessional loans	(270)	–
Net unamortized loan origination costs	108	97
Net loans outstanding	**$ 98,600**	**$ 67,599**

continued

The following table summarizes the net loans outstanding by major category as of 30 September 2017 and 31 December 2016:

($ million)

	30 September 2017	31 December 2016
Sovereign		
Regular	64,607	62,413
Concessional	28,707	–
	93,314	62,413
Nonsovereign	5,286	5,186
Total	**98,600**	**67,599**

As of 30 September 2017 and 31 December 2016, the actual and potential loan commitments were as follows:

($ million)

	30 September 2017			31 December 2016		
	Undisbursed Balances of Effective Loans	Loans Approved Not Yet Effective		Undisbursed Balances of Effective Loans	Loans Approved Not Yet Effective	
		Signed	Not Yet Signed		Signed	Not Yet Signed
Sovereign						
Regular	$ 31,097	$ 2,191	$ 3,963	$ 25,575	$ 2,890	$ 6,063
Concessional	7,657	446	312	–	–	–
	38,754	2,637	4,275	25,575	2,890	6,063
Nonsovereign	2,380	–	1,213	1,323	–	2,443
Total	$ 41,134	$ 2,637	$ 5,488	$ 26,898	$ 2,890	$ 8,506

Loans in Non-Accrual Status

ADB places loans in non-accrual status if the principal or interest with respect to any such loans is past due by six months or in case of loan that are not yet past due, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

As of 30 September 2017 and 31 December 2016, one nonsovereign loan was in non-accrual status with principal outstanding of $20 million. The overdue principal as of 30 September 2017 was $3 million (nil – 31 December 2016).

There were no outstanding sovereign loans, both regular and concessional, in non-accrual status as of 30 September 2017 and 31 December 2016.

continued

Aging Analysis of Loans Outstanding

An analysis of the age of the recorded loans outstanding as of 30 September 2017 and 31 December 2016 is as follows:

($ million)

| | Overdue Loan Service Payments | | | | | | | | Outstanding | |
	1-90 Days		> 90 Days		Total		Current		Loans	
30 September 2017										
Sovereign loans										
Regular	$	4	$	–	$	4	$	64,453	$	64,457
Concessional		–		–		–		29,030		29,030
Subtotal		4		–		4		93,483		93,487
Nonsovereign loans		–		3		3		5,383		5,386
Total	$	4	$	3	$	7	$	98,866	$	98,873
Allowance for loan losses										(111)
Allowance for fair value adjustment on concessional loans										(270)
Unamortized loan origination cost —net										108
Net Loans Outstanding									$	**98,600**

($ million)

| | Overdue Loan Service Payments | | | | | | | | Outstanding | |
	1-90 Days		> 90 Days		Total		Current		Loans	
31 December 2016										
Sovereign loans										
Regular	$	–	$	–	$	–	$	62,278	$	62,278
Concessional		–		–		–		–		–
Subtotal		–		–		–		62,278		62,278
Nonsovereign loans		–		–		–		5,269		5,269
Total	$	–	$	–	$	–	$	67,547		67,547
Allowance for loan losses										(45)
Unamortized loan origination cost —net										97
Net Loans Outstanding									$	**67,599**

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the nine months ended 30 September 2017, and for the year ended 31 December 2016, as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

| | 30 September 2017 | | | 31 December 2016 | | |
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for loan Losses:						
Beginning balance	$ –	$ 45	$ 45	$ –	$ 34	$ 34
Transferred provision on concessional loans	61	–	61	–	–	$ –
Provision for regular loans during the period	–	10	10	–	21	21
Written back/off	(3)	(2)	(5)	–	(10)	(10)
Ending balance	$ 58 [a]	$ 53	$ 111	$ –	$ 45	$ 45
Outstanding Allowance on:						
Individually evaluated for loan losses	$ 58	$ 20	$ 78	$ –	$ 14	$ 14
Collectively evaluated for loan losses	$ –	$ 33	$ 33	$ –	$ 31	$ 31
Outstanding Loans	$ 93,487 [b]	$ 5,386	$ 98,873	$ 62,278	$ 5,269	$ 67,547
Individually evaluated for loan losses	$ 320	$ 20	$ 340	$ –	$ 20	$ 20
Collectively evaluated for loan losses	$ –	$ 5,366	$ 5,366	$ –	$ 5,249	$ 5,249

[a] Represents provision for HIPC debt relief to Afghanistan.
[b] Includes concessional loans of $29,030 million.

Loans subject to provisioning with related allowance for loan losses as of 30 September 2017 and 31 December 2016 were as follows:

($ million)

| | 30 September 2017 | | | 31 December 2016 | | |
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ 320	$ –	$ 58	$ –	$ –	$ –
Nonsovereign loans	20	3	20	20	–	14

No loans were modified or restructured during the nine months ended 30 September 2017 and 31 December 2016.

The allowance for loan losses for sovereign loans relate to the Heavily Indebted Poor Countries (HIPC) Initiative for the concessional OCR loans. Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. The ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief. The principal amount of Afghanistan's debt to be forgiven and charged against ADF income was $82 million. Of this amount, a total of $24 million has been written-off as the loan service payments of affected loans fell due. This brought the balance of the Allowance for HIPC debt relief as of 30 September 2017 to $58 million.

continued

Allowance for Fair Value Adjustment on Concessional Loans

Effective 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The estimated FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 September 2017, the balance of the allowance for FV adjustment on concessional loans was $270 million.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loan portfolio by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurement. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans after the effect of risk transfers. High credit risk includes $20 million in nonsovereign loans that are considered impaired.

($ million)

Risk Class	Risk Rating	Sovereign Loans		Nonsovereign Loans	
		30 September 2017	31 December 2016[a]	30 September 2017	31 December 2016[a]
Low credit risk	1–5 (AAA to BBB–)	$ 47,963	$ 46,121	$ 1,978	$ 2,040
Medium credit risk	6–8 (BB+ to BB–)	19,150	7,257	2,107	2,063
Significant credit risk	9–11 (B+ to B–)	24,840	8,864	1,268	1,131
High credit risk	12–14 (CCC+ to D)	1,534	36	33	35
Total		$ 93,487	$ 62,278	$ 5,386	$ 5,269

[a] Reclassifications have been made to conform to the current period's presentation.

As of 30 September 2017, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on FV amounted to $101,422 million ($70,383 million – 31 December 2016).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of 30 September 2017 and 31 December 2016, all loans are carried at amortized cost.

For sovereign regular loans and nonsovereign loans, fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

continued

For concessional loans, the FV is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, carrying amount approximates the FV. The accounting division is responsible for determining and reporting the FV of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the FV of the loan.

The hierarchy of estimated FV of ADB loans as of 30 September 2017 and 31 December 2016 was as follows:

($ million)

	30 September 2017	31 December 2016
Level 1	$ —	$ —
Level 2	64,678	62,166
Level 3	34,598	6,113
Total at fair value	$ 99,276	$ 68,279

NOTE G—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The committed and outstanding amounts of these guarantee obligations as of 30 September 2017 and 31 December 2016 covered:

($ million)

	30 September 2017		31 December 2016	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 568	$ 568	$ 476	$ 476
without counterguarantee	778	581	737	612
	1,346	1,149	1,213	1,088
Non-Trade related				
with counterguarantee	1,032	858	1,013	872
without counterguarantee	264	119	198	124
	1,296	977	1,211	996
Subtotal	2,642	2,126	2,424	2,084
Political Risk Guarantees				
Non-Trade related				
with counterguarantee	38	20	38	21
without counterguarantee	–	–	–	–
	38	20	38	21
Total	**$ 2,680**	**$ 2,146**	**$ 2,462**	**$ 2,105**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2017, a total liability of $18 million ($24 million – 31 December 2016) relating to standby ready obligations for seven credit risk guarantees (nine – 31 December 2016) and one political risk guarantee (one – 31 December 2016) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

As of 30 September 2017 and 31 December 2016, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Fair Value Disclosure

As of 30 September 2017 and 31 December 2016, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

The accounting division is responsible for determining and reporting the FV of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

continued

The valuation technique and significant unobservable quantitative input for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 September 2017 and 31 December 2016 were summarized below:

Portfolio	Valuation Technique	Unobservable Input	Range (Average)	
			30 September 2017	31 December 2016
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	2.22% to 4.43% (2.98%)	2.22% to 4.43% (2.99%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2017 and for the year ended 31 December 2016:

($ million)

	Guarantee Receivable/Liability	
	30 September 2017	31 December 2016
Balance, beginning of the period	$ 24	$ 21
Issuances	6	21
Amortization	(12)	(18)
Balance, end of the period	$ 18	$ 24

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive loss.

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at FV; (ii) under the equity method; and (iii) at cost or written down value as follows:

($ million)

	30 September 2017	31 December 2016
Equity method	$ 674	$ 614
Cost method	161	122
Fair value method	215	78
Total	$ 1,050	$ 814

Equity investments with readily determinable FVs that are not accounted for under the equity method are reported at FV. As of 30 September 2017, these included equity investments which were classified as available for sale amounting to $213 million ($71 million – 31 December 2016) and another equity investment with associated derivative amounting to $2 million ($7 million – 31 December 2016).

As of 30 September 2017, one equity investment (nil – 31 December 2016) is in an unrealized loss position for less than 12 months.

continued

Additional information relating to equity investments classified as available for sale is as follows:

($ million)

Balances as of	30 September 2017		31 December 2016
Amortized cost	$	122	$ 41
Estimated fair value		213	71
Gross unrealized gains		94	30
Gross unrealized losses		(3)	–

For the nine months ended 30 September:	2017		2016
Change in net unrealized gains from prior period	$	61	$ 9
Proceeds from sales		–	25
Gross gain on sales		–	14

Approved equity investments that have not been disbursed totaled $498 million at 30 September 2017 ($422 million – 31 December 2016).

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 September 2017 were $215 million ($78 million – 31 December 2016). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 September 2017 and 31 December 2016 was as follows:

($ million)

	30 September 2017		31 December 2016
Level 1	$	213	$ 71
Level 2		–	–
Level 3		2	7
Total equity investments at fair value	$	**215**	$ **78**

The office of risk management is primarily responsible for determining the FV of equity investments with associated derivatives. The valuation methodology used for the Level 3 securities was changed in 2017. The new methodology considers alternative exits through sale to third party. The multiple valuation techniques have been probability weighted based on management expectations. An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of the equity investments. Conversely, significant increase (decrease) in internal rate of return or derived price to book ratio will generally increase (decrease) the FV of the equity investments.

The valuation techniques and significant unobservable inputs for an equity investment classified as Level 3 as of 30 September 2017 and 31 December 2016 were presented below.

Valuation Date	Valuation Technique	Unobservale Inputs	Value
30 September 2017	Probability weighted Market approach	Discount rate Internal rate of return Derived price to book ratio	23.35% 21% 0.59
31 December 2016	Expected book value method	Discount rate Internal rate of return	23.35% 21%

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the nine months ended 30 September 2017 and for the year ended 31 December 2016:

($ million)

	30 September 2017	31 December 2016
Balance, beginning of the period	$ 7	$ 11
Total gains (losses) - (realized/unrealized)		
Included in earnings	0 [a]	(2)
Included in other comprehensive loss[b]	(5)	(2)
Balance, end of the period	$ 2	$ 7
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ 0 [a] $	(2)

[a] Included in net unrealized losses (OCR-2).
[b] Included in accumulated translation adjustments (Note M).
0 = less than $0.5 million.

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to DMCs may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. The amortized cost and estimated FV of the outstanding other debt securities by contractual maturity as of 30 September 2017 and 31 December 2016 are presented below:

($ million)

	30 September 2017		31 December 2016	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 228	$ 242	$ 147	$ 150
Due after five years through ten years	–	–	–	–
Due after ten years through fifteen	3	3	3	3
Total	$ 231	$ 245	$ 150	$ 153

Fair Value Disclosure

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves. Inputs for the models are based on available market data such as foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the FV of the other debt securities portfolio.

Significant increase (decrease) in the inputs, independently, will generally decrease (increase) the FV of the debt securities.

continued

The hierarchy of estimated FV of ADB's other debt securities as of 30 September 2017 and 31 December 2016 was as follows:

($ million)

	30 September 2017	31 December 2016
Level 1	$ –	$ –
Level 2	242	150
Level 3	3	3
Total at fair value	$ 245	$ 153

Historically, the value of the Level 3 securities was based on return on the put option. However, due to unfavorable developments with the issuer in 2016, ADB deemed it more appropriate to use the enterprise value (EV) of the issuer using the (i) median EV over earnings before interest, tax, depreciation, and amortization and (ii) median EV over sales multiples of peer companies, to estimate the FV of the underlying business.

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities for the nine months ended 30 September 2017 and for the year ended 31 December 2016:

($ million)

	30 September 2017	31 December 2016
Balance, beginning of year	$ 3	$ 6
Total losses - (realized/unrealized)		
Included in other comprehensive loss (Note M)		
Accumulated translation adjustments	0	(0)
Unrealized investment holding loss	–	(1)
Write-down	–	(2)
Balance, end of year	$ 3	$ 3
The amount of total loss for the period recognized in other comprehensive loss attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ –	$ (1)

0 = less than $0.5 million
Note: There were no transfers in and out of Level 3.

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap, currency and foreign exchange swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps, and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE

OCR-6

continued

LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 September 2017 and 31 December 2016 amounted to $1 million for derivative assets and nil for derivative liabilities.

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2017 and 31 December 2016 were as follows:

($ million)

		Fair Value Measurements			
30 September 2017	**Balance Sheet Location**	**Total**	**Level 1**	**Level 2**	**Level 3**
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 18,246	$ –	$ 17,030	$ 1,216
Interest rate swaps		178	–	178	–
Foreign exchange swaps		598		598	
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	6,492	–	6,492	–
Interest rate swaps		2	–	2	–
Foreign exchange swaps		7,555	–	7,555	–
Foreign exchange forwards		34	–	34	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	8,851	–	8,851	–
Interest rate swaps		2	–	2	–
Total assets at fair value		**$ 41,958**	**$ –**	**$ 40,742**	**$ 1,216**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 19,177	$ –	$ 19,177	$ –
Interest rate swaps		487	–	487	–
Foreign exchange swaps		586	–	586	–
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	6,455	–	6,455	–
Interest rate swaps		29	–	29	–
Foreign exchange swaps		7,387	–	7,387	–
Foreign exchange forwards		34	–	34	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	9,124	–	8,591	533
Interest rate swaps		2	–	2	0
Total liabilities at fair value		**$ 43,281**	**$ –**	**$ 42,748**	**$ 533**

0 = less than $0.5 million

continued

($ million)

| 31 December 2016 | Balance Sheet Location | Fair Value Measurements | | | |
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 19,720	$ —	$ 18,557	$ 1,163
Interest rate swaps		222	—	222	—
Foregin exchange swaps		—	—	—	—
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	5,517	—	5,517	—
Interest rate swaps		1	—	1	—
Foreign exchange swaps		3,024	—	3,024	—
Foreign exchange forwards		—	—	—	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	655	—	655	—
Interest rate swaps		4	—	4	0
Total assets at fair value		$ 29,143	$ —	$ 27,980	$ 1,163
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 22,841	$ —	$ 22,841	$ —
Interest rate swaps		544	—	544	—
Foreign exchange swaps		—	—	—	—
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	5,287	—	5,287	—
Interest rate swaps		38	—	38	—
Foreign exchange swaps		2,784	—	2,784	—
Foreign exchange forwards		—	—	—	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	580	—	103	477
Interest rate swaps		5	—	5	0
Total liabilities at fair value		$ 32,079	$ —	$ 31,602	$ 477

0 = less than $0.5 million

The office of risk management is primarily responsible for determining the FV of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange (fx) rates, cross currency basis spreads, yield basis spread, yield and fx volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

There were no transfers between Levels 1 and 2 in the derivatives portfolio during the nine months ended 30 September 2017 and for the year ended 31 December 2016.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2017 and 31 December 2016 are presented below:

| Portfolio | Valuation Technique | Unobservable Inputs | Range (Weighted Average) | |
			30 September 2017	31 December 2016
Borrowings related swaps/ Loans related swaps	Discounted cash flows	Basis swap spreads	-1.17% to 5.82% (-2.46%)	-0.87% to 8.05% (-1.85%)

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2017 and for the year ended 31 December 2016:

($ million)

30 September 2017	Borrowings related derivatives		Loans related derivatives	
	Assets	Liabilities	Assets	Liabilities
Balance, beginning of period	$ 1,163	$ –	$ 0	$ (477)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	56	–	(0)	(8)
Included in other comprehensive loss[b]	(16)	–	0	(30)
Issuances	500	–	–	(71)
Maturities/Redemptions	(487)	–	–	53
Balance, end of period	$ 1,216	$ –	$ –	$ (533)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 15	$ –	$ (0)	$ (8)

0 = less than $0.5 million.
[a] Included in net unrealized losses (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

($ million)

31 December 2016	Borrowings related derivatives		Loans related derivatives	
	Assets	Liabilities	Assets	Liabilities
Balance, beginning of year	$ 1,618	$ –	$ 0	$ (485)
Total gains (losses) - (realized/unrealized)				
Included in earnings	22	–	(0)	(6)
Included in other comprehensive loss[a]	(139)	–	0	3
Issuances	96	–	–	(104) [b]
Maturities/Redemptions	(434)	–	–	115
Balance, end of year	$ 1,163	$ –	$ 0	$ (477)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 16	$ –	$ (0)	$ (6)

0 = less than $0.5 million.
[a] Included in accumulated translation adjustments (Note M).
[b] Including accretion of $18 million.

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2017	30 September 2016
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ 324	$ 407
	Net Realized Gains	3	0
	Net Unrealized Losses	(84)	85
Interest rate swaps	Borrowings and related expenses	136	269
	Net Realized Gains	–	–
	Net Unrealized Losses	17	188
Foreign exchange swaps	Borrowings and related expenses	1	–
	Net Realized Gains	0	–
		$ 397	$ 949
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 54	$ 30
	Net Unrealized Losses	6	(12)
Interest rate swaps	Revenue from Investments for liquidity purpose	(7)	(8)
	Net Unrealized Losses	6	1
Foreign exchange swaps	Revenue from Investments for liquidity purpose	66	25
	Net Unrealized Losses	(0)	2
Foreign exchange forwards	Net Realized Gains	–	0
	Net Unrealized Losses	(0)	(0)
		$ 125	$ 38
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 23	$ (11)
	Net Unrealized Losses	(3)	(17)
Interest rate swaps	Revenue from Loans — Operations	(1)	(9)
	Net Unrealized Losses	(1)	(3)
		$ 18	$ (40)

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of

continued

counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2017 was $1,797 million ($3,810 million – 31 December 2016). The gross liability position in the aggregate FV of all derivative instruments that ADB has no enforceable netting agreement amounted to $76 million as of 30 September 2017 ($12 million – 31 December 2016).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2017, ADB received collateral of $489 million ($943 million – 31 December 2016) in connection with swap agreements. Of this amount, $239 million ($605 million – 31 December 2016) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2017 and 31 December 2016 were summarized as follows:

($ million)

	30 September 2017		31 December 2016	
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 41,879 [a]	$ (43,205) [b]	$ 29,129 [a]	$ (32,067) [b]
Gross amounts not offset in the balance sheet				
Financial instruments	(41,408)	41,408	(28,257)	28,257
Collateral received [c]	(408)	–	(772)	–
Net amount	$ 63	$ (1,797)	$ 100	$ (3,810)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $79 million ($14 million – 31 December 2016).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $76 million ($12 million – 31 December 2016).

[c] Collateral received includes both cash and securities collateral.

NOTE K—RELATED PARTY TRANSACTIONS

At 30 September 2017 and 31 December 2016, ADB had the following net receivables from and payable to Special Funds and external trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which were included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 September 2017	31 December 2016
Amounts receivable from:		
Asian Development Fund (Note M)	$ 15	$ 5
Other Special Funds	1	$ 0
Agency Trust Funds—net	1	–
Total	$ 17	$ 5
Amounts payable to:		
Agency Trust Funds—net	$ –	$ 1
Employee Benefit Plans	4	7
Total	$ 4	$ 8

0 = less than $0.5 million

continued

As of 30 September 2017 and 31 December 2016, the related parties include (i) other Special Funds consisting of Technical Assistance Special Fund (TASF), Japan Special Fund, ADB Institute, Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund; and (ii) employee benefit plans such as the Staff Retirement Plan (SRP) and the Post Retirement Group Medical Insurance Plan (PRGMIP).

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the FV of the borrowings. Parameters and models used for determining the FV of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, yield and fx volatilities and correlation.

The FV hierarchy of ADB's outstanding borrowings as of 30 September 2017 and 31 December 2016 were as follows:

($ million)

	30 September 2017	31 December 2016
at Amortized cost		
Level 1	$ –	$ –
Level 2	4,785	5,530
Level 3	217	200
Sub-total	$ 5,002	$ 5,730
at Fair value		
Level 1	$ –	$ –
Level 2	78,929	66,598
Level 3	2,321	2,701
Sub-total	$ 81,250	$ 69,299
Total borrowings at fair value	$ 86,252	$ 75,029

There were no transfers between Levels 1 and 2 in the borrowings portfolio during the nine months ended 30 September 2017 and the year ended 31 December 2016.

ADB uses the discounted cash flows method using derived credit spreads in determining the FVs of borrowings classified as Level 3. The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

continued

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2017 and 31 December 2016 are presented below:

Portfolio	Valuation Technique	Unobservable Input	Range (Weighted Average)	
			30 September 2017	31 December 2016
Borrowings	Discounted cash flows	Derived credit spreads	-1.66% to 0.29% (-0.69%)	-1.52% to 0.4% (-0.65%)

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the nine months ended 30 September 2017 and the year ended 31 December 2016:

($ million)

	30 September 2017	31 December 2016
Balance, beginning of the period	$ 2,701	$ 2,454
Total losses (gains) - (realized/unrealized)		
Included in earnings	63 [a]	70
Included in other comprehensive loss[b]	56	(203)
Issuances	701	814
Maturities/Redemptions	(1,200)	(434)
Balance, end of the period	$ 2,321	$ 2,701
The amount of total losses for the period included in earnings attributable to the change in net unrealized gains or losses relating to liabilities still held at the reporting date	$ 19 [a] $	57

[a] Included in net unrealized losses (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 September 2017 and 31 December 2016 consisted of 10,638,933 shares of which 10,614,853 shares have been subscribed by members. Of the subscribed shares, 10,082,688 are "callable" and 532,165 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $193 million ($210 million – 31 December 2016), while those notes received with fixed encashment schedules totaled $364 million ($466 million – 31 December 2016).

As of 30 September 2017, the value of the SDR in terms of the US dollar was $1.413300 ($1.34433 – 31 December 2016) giving a value for each share of ADB's capital equivalent to $14,133.00 ($13,443.30 – 31 December 2016).

Return of Set-Aside Resources from ADF

In 1973, the Board of Governors authorized the setting aside of 10% of ADB's unimpaired paid-in capital by members as of 28 April 1973 to be used as part of ADB's Special Funds. Pursuant to this, the set-aside capital of SDR48 million (equivalent to $64 million at 31 December 2016) was allocated and transferred to

continued

the Multi-purpose Special Fund and subsequently transferred to the ADF in October 1975. Section 3.01 of the ADF Regulations, as amended in 2013, does not allow the use of the set-aside resources from OCR to finance grant operations or HIPC debt relief. Following the Board of Governors' Resolution No. 372, authorizing the termination of ADF lending operations and combining it with OCR, the set-aside resources of $64 million was returned to OCR effective 1 January 2017 (See Note C).

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note C).

Allocation of Net Income

In May 2017, the Board of Governors approved the following with respect to ADB's 2016 net loss of $11 million, after appropriation of guarantee fees of $18 million to special reserve: (i) $15 million representing the adjustment to the Loan Loss Reserve as of 31 December 2016, be added from the net income to the loan loss reserve; (ii) $514 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2016, be added from the Cumulative Revaluation Adjustments (CRA) account to the net income; (iii) $124 million be allocated to the Ordinary Reserve; (iv) $259 million be allocated to the ADF; (v) $60 million be allocated to the TASF; (vi) $20 million be allocated to the APDRF; (vii) $15 million be allocated to the CCF; and (viii) $10 million be allocated to the RCIF.

Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive income (loss) includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

continued

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2017 and 2016 were as follows:

($ million)

| | Accumulated Translation Adjustments | Unrealized Holding (losses) Gains | | | | Pension/ Postretirement Liability Adjustments | Accumulated Other Comprehensive Loss |
		Investments for liquidity purpose	Securities transferred under repurchase agreement	Equity Investments — Operations	Other debt securities — Operations		
Balance, 1 January 2017	$ (310)	$ (149)	$ –	$ 30	$ –	$ (1,147)	$ (1,576)
Other comprehensive income before reclassifications	1,119	70	(3)	60	–	–	1,246
Amounts reclassified from accumulated other comprehensive income	–	(10)	–	1	–	43	34
Net current-period other comprehensive income	1,119	60	(3)	61	–	43	1,280
Balance, 30 September 2017	$ 809	$ (89)	$ (3)	$ 91	$ –	$ (1,104)	$ (296)
Balance, 1 January 2016	$ (292)	$ 4	$ –	$ 10	$ 1	$ (1,089)	$ (1,366)
Other comprehensive income before reclassifications	61	192	–	24	(1)	–	276
Amounts reclassified from accumulated other comprehensive income	–	(23)	–	(13)	–	38	2
Net current-period other comprehensive income	61	169	–	11	(1)	38	278
Balance, 30 September 2016	$ (231)	$ 173	$ –	$ 21	$ -	$ (1,051)	$ (1,088)

The reclassifications of Accumulated Other Comprehensive Income to Net Income for the nine months ended 30 September 2017 and 2016 are presented below:

($ million)

| Accumulated Other Comprehensive Income Components | Amounts Reclassified from Accumulated Other Comprehensive Income[a] | | Affected Line Item in the Condensed Statement of Income and Expenses |
	2017	2016	
Unrealized Holding Gains			
Investments for liquidity purpose	$ 10	$ 23	NET REALIZED GAINS From investments for liquidity purpose
Equity investments — operations	(1)	13	NET REALIZED GAINS From EI — operations
	$ 9	$ 36	
Pension/Postretirement Liability Adjustments			
Actuarial losses	$ (43)	$ (38)	Administrative expenses
Total reclassifications for the period	$ (34)	$ (2)	

[a] Amounts in parentheses indicate debits to net income.
EI = equity investments.

NOTE N—INCOME AND EXPENSES

Total revenue from loan operations for the nine months ended 30 September 2017 was $1,395 million ($746 million – 2016). This included income from concessional sovereign loans of $309 million (nil – 2016). The average yield on the loan portfolio for the nine months ended 30 September 2017 was 1.91% (1.52% – 2016), including other loan income.

Total income from investment for liquidity purpose including net realized gains on sales, interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements for the nine months ended 30 September 2017 was $443 million ($330 million – 2016). The annualized rate of return on the average investments held during the nine months ended 30 September 2017 including

continued

securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month excluding unrealized gains and losses on investments, was 1.70% (1.46% –2016).

Net income from equity investment operations for the nine months ended 30 September 2017 amounted to $31 million ($131 million – 2016). This comprised net equity income of $31 million ($11 million – 2016) and other income of $2 million ($2 million – 2016), net of $2 million ($23 million – 2016) of impairment losses. There were no gains realized from divestments during the nine months ended 30 September 2017 ($141 million– 2016).

Net income from other debt securities for the nine months ended 30 September 2017 was $16 million consisting mostly interest income. In contrast, impairment losses of $2 million was incurred for the same period last year.

Income from other sources for the nine months ended 30 September 2017 included income received as executing agency amounting to $13 million ($11 million – 2016) and other miscellaneous income of $12 million ($10 million– 2016).

Total borrowings and related expenses for the nine months ended 30 September 2017 amounted to $894 million ($514 million – 2016). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 1.54% (1.84% – 2016).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2017 were apportioned between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2017 of $478 million ($479 million – 2016), $39 million ($184 million – 2016) was accordingly charged to the ADF based on the reduced operational activities as a grant-only operation. This brought the amount allocated to OCR higher by $144 million from the same period in 2016. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $29 million ($16 million – 2016) related to new loans made effective for the nine months ended 30 September 2017.

For the nine months ended 30 September 2017, the net provision for loan losses amounted to $8 million ($11 million – 2016).

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2017 and 2016:

($ million)

	30 September 2017	30 September 2016
Unrealized losses on:		
Borrowings and related swaps	$ (87)	$ (695)
Investments related swaps and forwards	12	(9)
Loans related swaps	(4)	(20)
Equity investments	0	3
Translation adjustments in non-functional currencies	2	(3)
Total	$ (77)	$ (724)

0 = less than $0.5 million.

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated FVs of ADB's financial instruments as of 30 September 2017 and 31 December 2016 are summarized below:

($ million)

| | 30 September 2017 | | 31 December 2016 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,077	$ 1,077	$ 661	$ 661
Investments for liquidity purpose (Note D)	36,631	36,631	26,025	26,025
Securities transferred under repurchase agreements (Note D)	498	498	–	–
Securities purchased under resale arrangements (Note D)	67	67	102	102
Loans outstanding (Note F)	98,600	99,276	67,599	68,279
Equity investments — operations carried at fair value (Note H)	215	215	78	78
Other debt securities —operations (Note I)	231	245	150	153
Derivative assets - borrowings (Note J)	19,022	19,022	19,942	19,942
Derivative assets - investments for liquidity purpose (Note J)	14,083	14,083	8,542	8,542
Derivative assets - loans — operations (Note J)	8,853	8,853	659	659
Swap related collateral (Note J)	239	239	605	605
Future guarantee receivable (Note G)	18	18	24	24
LIABILITIES:				
Borrowings (Note L)	85,727	86,252	74,476	75,029
Derivative liabilities - borrowings (Note J)	20,250	20,250	23,385	23,385
Derivative liabilities - investments for liquidity purpose (Note J)	13,905	13,905	8,109	8,109
Derivative liabilities - loans — operations (Note J)	9,126	9,126	585	585
Swap related collateral (Note J)	239	239	605	605
Guarantee liability (Note G)	18	18	24	24
Off-balance sheet financial instruments:				
ASSETS:				
Future guarantee receivable	n/a	$ 5	n/a	$ 6
LIABILITIES:				
Guarantee Liability	n/a	5	n/a	6

n/a = not applicable

As of 30 September 2017 and 2016, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $2,984 million primarily in US dollars.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2017 and 31 December 2016
Expressed in Millions of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$ 61		$ 281
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and D)				
Government or government-guaranteed obligations	$ 2,512		$ 4,546	
Time deposits	372		1,180	
Corporate obligations	20	2,904	–	5,726
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and E)		59		13
LOANS OUTSTANDING — OPERATIONS (Note C) (Net of $61 million allowance for HIPC relief as of 31 December 2016)		–		27,306
ACCRUED REVENUE		12		87
OTHER ASSETS (Note G)		290		172
TOTAL		**$ 3,326**		**$ 33,585**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note F)		$ 48		$ 5
Advance payments on contributions (Note G)		241		149
Undisbursed grants (Note J)		2,446		2,483
Total Liabilities		2,735		2,637
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note G)	$ 33,337		$ 32,686	
Unamortized discount	(29)	33,308	(19)	32,667
Set-aside resources (Note C)		–		64
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,962		1,703
		35,270		34,434
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(1,542)		(1,633)
Accumulated deficit		(31,638)		(361)
Accumulated other comprehensive loss (Note H)		(1,499)		(1,492)
Total Fund Balance		591		30,948
TOTAL		**$ 3,326**		**$ 33,585**

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2017
Expressed in Millions of US Dollars

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note D)	$	31
EXPENSES		
Grants (Note J)		(251)
Administrative expenses (Notes F and I)		(39)
Amortization of discounts on contributions		(8)
Other expenses		(0)
TOTAL EXPENSES		(298)
NET REALIZED GAINS FROM INVESTMENTS		
FOR LIQUIDITY PURPOSE (Notes D and H)		14
NET UNREALIZED GAINS		5
TRANSFER OF LOANS AND CERTAIN OTHER ASSETS TO OCR (Note C)		(31,029)
NET LOSS	$	**(31,277)**

0 = less than $0.5 million, OCR = ordinary capital resources.
The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2017
Expressed in Millions of US Dollars

NET LOSS (ADF-2)			$(31,277)
Other comprehensive loss (Note H)			
Currency translation adjustments	$	1	
Unrealized investment holding losses		(8)	(7)
COMPREHENSIVE LOSS			**$(31,284)**

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Nine Months Ended 30 September 2017
Expressed in Millions of US Dollars

Balance, 31 December 2016	$ 30,948
Comprehensive loss (ADF-3) (Note H)	(31,284)
Contributions made available for operational commitment	574
Amortization of discount on donor's contribution	8
Demand obligations received	(411)
Encashment of demand obligations	561
Transfers from ordinary capital resources	259
Return of set-aside resources to ordinary capital resources	(64)
Balance, 30 September 2017	**$ 591**

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017
Expressed in Millions of US Dollars

CASH FLOWS FROM OPERATING ACTIVITIES	
Interest received from investments for liquidity purpose	$ 29
Administrative expenses paid	(24)
Grants disbursed	(291)
Others—net	(1)
Net Cash Used in Operating Activities	(287)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments for liquidity purpose	348
Maturities of investments for liquidity purpose	36,675
Purchases of investments for liquidity purpose	(37,898)
Receipts from securities purchased under resale arrangements	9,889
Payments for securities purchased under resale arrangements	(9,946)
Net Cash Used in Investing Activities	(932)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions received and encashed	732
Cash received from ordinary capital resources	259
Cash Provided by Financing Activities	991
Effect of Exchange Rate Changes on Due from Banks	8
Net Decrease in Due from Banks	(220)
Due from Banks at Beginning of Period	281
Due from Banks at End of Period	$ 61

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 have been included in these unaudited condensed financial statements. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund (ADF 12) and the 6th regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017-2020. As of 30 September 2017, total replenishment size was $3,816 million, of which $2,598 million will come from new donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. The replenishment became effective on 30 May 2017. As of 30 September 2017, the Asian Development Bank (ADB) had received instruments of contributions from 27 donors with the total amount of $2,210 million including qualified contributions amounting to $114 million.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective 1 January 2017, the ADF's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (US GAAP), pursuant to the Board of Directors approval in September 2016.

For the nine months ended 30 September 2016, the ADF's financial statements were prepared under the special purpose basis of accounting. As a result, no US GAAP comparatives have been provided for the nine months ended 30 September 2017, except for the prior year's balance sheet which was evaluated for its conformity with US GAAP. The evaluation did not result in any material differences. Therefore, no restatement of the prior year's balance sheet is required.

The preparation of financial statements in conformity with US GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and fund balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

With the termination of the ADF lending operations and its transfer to OCR, the ADF became a grant-only operation. Since the US dollar has been adopted for the ADF grant operations, starting in January 2017, the ADF commitment authority and liquidity were determined and managed in US dollars to mitigate commitment and disbursement risks. The significant changes in the economic facts warrant a change in the functional currency of the ADF. Effective 1 January 2017, the US dollar replaced the SDR and the SDR basket of currencies as the functional currency of the ADF. The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

The change in functional currency is applied prospectively. Prior period translation adjustments on previously recognized functional currencies will remain in the Accumulated other comprehensive income (loss) and will not be recycled through NET INCOME (LOSS).

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In November 2016, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2016-18, "*Statement of Cash Flows (Topic 230) – Restricted Cash*," which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. Amendments in these updates should be applied retrospectively for annual financial statements issued for fiscal years beginning after 15 December 2017, and for interim periods within those fiscal years. This ASU is not expected to have a material impact on the ADF's financial statements upon adoption on 1 January 2018.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Under ADF IX, ADF X, ADF XI, and ADF 12, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, and 9 years for ADF X and ADF XI.

continued

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE C—TRANSFER OF LOANS AND CERTAIN OTHER ASSETS TO OCR

In 2014, ADB introduced a proposal to enhance ADB's financial capacity in a sustainable manner through more efficient and effective management of its capital resources. The proposal entailed combining the ADF lending operations with the ordinary capital resources (OCR) and retaining the ADF as a grant-only operation. ADB would continue concessional lending on the same terms and conditions through OCR, while the ADF would continue to provide grant assistance.

In April 2015, the Board of Governors adopted a resolution authorizing the termination of the ADF's loan operations and the transfer of the ADF's loans and other assets to OCR effective 1 January 2017 (the 2015 Resolution). This resolution was further amended in June 2016. Accordingly, on 1 January 2017, ADB transferred the ADF loans and other assets, after fair value adjustment, totaling $30,812 million from the ADF to OCR. The transferred ADF assets were composed of loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. The source of funding for the ADF came from donor contributions, OCR net income transfer and set-aside resources of $64 million.

The transfer of these assets was treated as a contribution from the ADF to OCR and a return of the set-aside resources to OCR. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss in ADF.

The proportionate interest of the ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments, which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the ADF. The value of each donor's paid-in contribution was fixed in US dollar based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets on 1 January 2017, the date of the termination of the ADF loan operations and transfer of assets to OCR.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. As of 30 September 2017, there were no government or government-guaranteed obligations and corporate obligations transferred under securities lending arrangements included in INVESTMENTS FOR LIQUIDITY PURPOSE ($48 million – 31 December 2016).

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

continued

The estimated FV and amortized cost of investments for liquidity purpose by contractual maturity as of 30 September 2017 and 31 December 2016 were as follows:

($ million)

| | 30 September 2017 | | 31 December 2016 | |
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 473	$ 473	$ 1,552	$ 1,551
Due after one year through five years	2,056	2,054	3,723	3,710
Due after five years through ten years	375	376	444	450
Due after ten years through fifteen years	–	–	7	7
Total	$ 2,904	$ 2,903	$ 5,726	$ 5,718

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and corporate obligations classified as available for sale is as follows:

($ million)

As of	30 September 2017	31 December 2016
Amortized cost	$ 2,532	$ 4,538
Estimated fair value	2,532	4,546
Gross unrealized gains	6	33
Gross unrealized losses	(6)	(25)
For the nine months ended 30 September 2017		
Change in net unrealized losses from prior period	$ (8)	
Proceeds from sales	348 [a]	
Gross gain on sales	1 [a]	
Gross loss on sales	(0) [a]	

[a] Excludes securities transferred to OCR effective 1 January 2017.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2017, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.58%.

continued

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2017 and 31 December 2016. There were four government or government-guaranteed obligations that sustained losses for over one year representing 1.32% of the total investments (nil – 31 December 2016). Comparative details as of 30 September 2017 and 31 December 2016 are as follows:

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2017						
Government or government-guaranteed obligations	$ 1,187	$ 5	$ 38	$ 1	$ 1,225	$ 6
Corporate obligations	20	0	–	–	20	0
Total	$ 1,207	$ 5	$ 38	$ 1	$ 1,245	$ 6
As of 31 December 2016						
Government or government-guaranteed obligations	$ 1,590	$ 25	$ –	$ –	$ 1,590	$ 25

0 = less than $0.5 million.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2017 and 31 December 2016 was as follows:

($ million)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2017				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 2,512	$ 2,512	$ –	$ –
Time deposits	372	–	372	–
Corporate obligations	20	20	–	–
Securities purchased under resale arrangements	59	–	59	–
Total at fair value	$ 2,963	$ 2,532	$ 431	$ –
31 December 2016				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 4,546	$ 4,537	$ 9	$ –
Time deposits	1,180	–	1,180	–
Securities purchased under resale arrangements	13	–	13	–
Total at fair value	$ 5,739	$ 4,537	$ 1,202	$ –

If available, investment securities are fair valued based on active market quotes. These include most government or government-guaranteed obligations and corporate obligations. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation

continued

is provided by independent valuation services or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

The table below provides the details of transfers between Level 1 and Level 2 for the nine months ended 30 September 2017 and year ended 31 December 2016:

($ million)

	30 September 2017		31 December 2016	
	Level 1	Level 2	Level 1	Level 2
Investments for liquidity purpose Government or government-guaranteed obligations				
Transfers into (out of)	$ —	$ —	$ 5	$ (5)

The inter-level transfers are attributed to the absence or availability of market quotes.

NOTE E—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $15 million ($5 million – 31 December 2016) payable to OCR, and $33 million ($95 thousand – 31 December 2016) payable to the TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement while the payable to the TASF represents a portion of installment payments received from donors for ADF 12 that were allocated to the TASF.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2017, the ADF received $259 million following the Board of Governors' approval of OCR's 2016 allocable net income.

As of 30 September 2017, ADB has acknowledged contributions from 27 donors totaling $1,947 million for ADF 12, of which $481 million was already available for operational commitment and recorded in Contributed Resources.

Advanced contributions received from donors outstanding as of 30 September 2017 total $241 million ($149 million – 31 December 2016). Of this, contributions totaling $197 million ($111 million – 31 December 2016) were received in demand obligations, and are included in OTHER ASSETS. The remaining $44 million ($38 million – 31 December 2016) was received in cash.

continued

NOTE H—COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive loss (ADF-3). Other Comprehensive Loss includes unrealized gains and losses on Available for Sale securities and translation adjustments of assets and liabilities not recognized in the Condensed Statement of Income and Expenses.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2017:

($ million)

	Accumulated Translation Adjustments	Unrealized Holding Gains (Losses) on Investments for Liquidity Purpose	Accumulated Other Comprehensive Loss
Balance, beginning of the period	$ (1,500)	$ 8	$ (1,492)
Other comprehensive income (loss) before reclassification	–	(8)	(8)
Amounts reclassified from accumulated other comprehensive loss	1	(0)	1
Net current-period other comprehensive income (loss)	1	(8)	(7)
Balance, end of the period	$ (1,499)	$ (0)	$ (1,499)

0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the nine months ended 30 September 2017 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Condensed Statement of Income and Expenses
Currency translation adjustments	$ (1)	NET UNREALIZED GAINS
Unrealized investment holding gains on investments for liquidity purpose	0	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE
Total reclassifications for the period	$ (1)	

0 = less than $0.5 million.

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and the ADF.

continued

NOTE J—GRANTS AND UNDISBURSED GRANTS

ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 9 grants totaling $136 million were approved while 20 grants totaling $435 million became effective, and a net amount of $184 million was written-back to undisbursed balance for financially closed and/or cancelled grants. Total undisbursed grants represent effective grants, which have not been disbursed, less cancellations.

The FV of undisbursed grants approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's condensed financial statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 68,033	$ 52,752
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)		
Time deposits	338,177	302,020
ACCRUED REVENUE	32	59
DUE FROM CONTRIBUTORS (Note F)	355,907	40,946
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	37,092	2,985
TOTAL	**$ 799,241**	**$ 398,762**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 1,101	$ 1,374
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	349,968	356,442
TOTAL LIABILITIES	351,069	357,816
UNCOMMITTED BALANCES (TASF-2), represented by:		
Unrestricted net assets	448,172	40,946
TOTAL	**$ 799,241**	**$ 398,762**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 450,860	$ 45,108
REVENUE		
From investments for liquidity purpose (Note C)	2,429	1,900
From other sources (Notes D and E)	5,457	4,443
Total	458,746	51,451
EXPENSES		
Technical assistance—net (Note E)	(90,181)	(85,964)
Administrative expenses (Note D)	(4,833)	(4,435)
Financial expenses	(26)	(17)
Total	(95,040)	(90,416)
CONTRIBUTIONS AND REVENUE		
IN EXCESS OF (LESS THAN) EXPENSES	363,706	(38,965)
EXCHANGE GAINS—net	43,520	4,875
INCREASE (DECREASE) IN NET ASSETS	407,226	(34,090)
NET ASSETS AT BEGINNING OF PERIOD	40,946	146,899
NET ASSETS AT END OF PERIOD	**$ 448,172**	**$ 112,809**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 130,875	$ 61,689
Interest received on investments for liquidity purpose	2,459	1,938
Net cash received from other activities	41	8
Other income received	584	1
Technical assistance disbursed	(97,537)	(89,329)
Financial expenses paid	(27)	(17)
Net Cash Provided by (Used in) Operating Activities	36,395	(25,710)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	8,567,457	9,668,398
Purchases of investments for liquidity purpose	(8,592,420)	(9,636,102)
Receipts from securities purchased under resale arrangements	–	8,448
Payments for securities purchased under resale arrangements	–	(8,478)
Net Cash (Used in) Provided by Investing Activities	(24,963)	32,266
Effect of Exchange Rate Changes on Due from Banks	3,849	139
Net Increase in Due from Banks	15,281	6,695
Due from Banks at Beginning of Period	52,752	6,972
Due from Banks at End of Period	$ 68,033	$ 13,667

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2016, the Board of Governors adopted a resolution providing for the eleventh replenishment of the Asian Development Fund (ADF 12) and the sixth regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017-2020. As of 30 September 2017, total replenishment size is $3,816 million, of which $2,598 million will come from new donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. As of 30 September 2017, ADB received instruments of contributions from 27 donors with the total amount equivalent to $2,210 million including qualified contribution amounting to $114 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

continued

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectibility, noncash consideration, completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. ADB is currently assessing the impact of these ASUs on the TASF's financial statements.

In 2016, the FASB issued the following ASUs which are not expected to have a material impact on TASF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments held during the nine months ended 30 September 2017 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.05% (0.72% – 2016).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2017 and 31 December 2016 was as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2017				
Investments for liquidity purpose				
Time deposits	$ 338,177	$ —	$ 338,177	$ —
31 December 2016				
Investments for liquidity purpose				
Time deposits	$ 302,020	$ —	$ 302,020	$ —

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separately from each other. Under ADF IX, ADF X, ADF XI and ADF 12, a specific portion of the total contributions under each is to be allocated to the TASF as third, fourth, fifth and sixth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to the TASF for administering technical assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2017, the calculated service fee was $4,833,000 ($4,435,000 – 2016) and recorded as EXPENSES Administrative expenses and REVENUE From other sources. The transaction has no impact on the net assets of the TASF.

continued

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

	30 September 2017		31 December 2016	
Receivable from:				
Asian Development Fund	$	33,126	$	95
Regional Cooperation and Integration Fund		39		15
Climate Change Fund		2		0
Agency Trust Funds—net		387		311
Total	$	33,554	$	421
Payable to:				
Ordinary capital resources	$	316	$	109

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

TA is recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2017, 81 TA projects and 50 supplementary approvals totaling $106,250,000 became effective (109 TA projects and 29 supplementary approvals totaling $107,417,000 – 2016) and a net amount of $16,069,000 ($21,453,000 – 2016) was written back as a reduction in TA.

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to arrangements for recovery of the full cost of the TA or provided on a reimbursable basis. During the nine months ended 30 September 2017, $620,000 (nil – 2016) was included in REVENUE From other sources as reimbursement for the TA.

NOTE F—CONTRIBUTIONS

Total contributions for the nine months ended 30 September 2017 comprise contribution commitments from 27 donors totaling $390,860,000 that were allocated from the sixth regularized replenishment of the TASF and $60,000,000 from OCR's 2016 allocable net income. During the period, ADB received (in cash and promissory notes) $90,328,000 from 25 donors of ADF 12, $8,229,000 from three donors as part of the fifth regularized replenishment of the TASF (ADF XI), and $53,000 from three donors as part of the third regularized replenishment of the TASF (ADF IX).

As of 30 September 2017, total contributions not yet received reported as DUE FROM CONTRIBUTORS amounted to $355,907,000, of which $322,366,000 came from ADF 12, which are payable throughout the replenishment period of four years in accordance with the installment schedule. The rest are mainly from previous regularized replenishments ($9,392,000 – ADF XI, $19,808,000 – ADF X, and $4,338,000 – ADF IX).

continued

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 183	$ 1,227	$ 1,410	$ 182	$ 1,091	$ 1,273
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits	37,301	68,539	105,840	37,011	69,021	106,032
ACCRUED REVENUE	1	16	17	6	7	13
TOTAL	$ 37,485	$ 69,782	$ 107,267	$ 37,199	$ 70,119	$ 107,318
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ —	$ 9	$ 9	$ —	$ 39	$ 39
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	—	428	428	—	1,412	1,412
TOTAL LIABILITIES	—	437	437	—	1,451	1,451
NET ASSETS (JSF-2), represented by: Uncommitted balances (Note F)						
Unrestricted	—	69,345	69,345	—	68,668	68,668
Temporarily restricted	28,199	—	28,199	28,199	—	28,199
	28,199	69,345	97,544	28,199	68,668	96,867
Net accumulated investment income (Note F)						
Temporarily restricted	9,286	—	9,286	9,000	—	9,000
	37,485	69,345	106,830	37,199	68,668	105,867
TOTAL	$ 37,485	$ 69,782	$ 107,267	$ 37,199	$ 70,119	$ 107,318

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017			2016		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ –	$ 527	$ 527	$ –	$ 224	$ 224
REVENUE FROM OTHER SOURCES	–	5	5	–	3	3
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	1	–	1	0	–	0
Total	1	532	533	0	227	227
EXPENSES						
Technical assistance—net (Note E)	–	191	191	–	655	655
Administrative and financial expenses	–	(46)	(46)	0	(171)	(171)
Total	–	145	145	0	484	484
INCREASE IN UNRESTRICTED NET ASSETS	1	677	678	0	711	711
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE AND OTHER SOURCES (Note C)	286	–	286	120	–	120
NET ASSETS TRANSFERRED TO UNRESTRICTED ASSETS	(1)	–	(1)	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	285	–	285	120	–	120
INCREASE IN NET ASSETS	286	677	963	120	711	831
NET ASSETS AT BEGINNING OF PERIOD	37,199	68,668	105,867	37,029	67,939	104,968
NET ASSETS AT END OF PERIOD	**$ 37,485**	**$ 69,345**	**$ 106,830**	**$ 37,149**	**$ 68,650**	**$ 105,799**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4)

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017			2016		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest received on investments for liquidity purpose	$ 289	$ 519	$ 808	$ 123	$ 226	$ 349
Net cash received from other sources	1	5	6	0	3	3
Technical assistance disbursed	–	(793)	(793)	–	(669)	(669)
Administrative and financial expenses paid	–	(76)	(76)	(0)	(185)	(185)
Net Cash Provided by (Used in) Operating Activities	290	(345)	(55)	123	(625)	(502)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments for liquidity purpose	1,448,401	1,871,131	3,319,532	1,402,278	2,358,670	3,760,948
Purchases of investments for liquidity purpose	(1,448,690)	(1,870,650)	(3,319,340)	(1,402,201)	(2,358,986)	(3,761,297)
Net Cash (Used in) Provided by Investing Activities	(289)	481	192	(123)	(226)	(349)
Net Increase (Decrease) in Due from Banks	1	136	137	0	(851)	(851)
Due from Banks at Beginning of Period	182	1,091	1,273	181	2,010	2,191
Due from Banks at End of Period	$ 183	$ 1,227	$ 1,410	$ 181	$ 1,159	$ 1,340

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS TRANSFERRED TO UNRESTRICTED ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectibility, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have a material impact on the JSF's financial statements on effectivity.

In 2016, the FASB issued the following ASUs which are not expected to have a material impact on the JSF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held under the Asian Currency Crisis Support Facility (ACCSF) and the JSF during the nine months ended 30 September 2017, based on the portfolio held at the beginning and end of each month, were 1.02% and 1.02%, respectively (0.43% and 0.43%, respectively – 2016).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2017 and 31 December 2016 was as follows:

($ thousand)

	Total		Fair Value Measurements					
			Level 1		Level 2		Level 3	
30 September 2017								
Investments for liquidity purpose								
Time deposits	$	105,840	$	–	$	105,840	$	–
31 December 2016								
Investments for liquidity purpose								
Time deposits	$	106,032	$	–	$	106,032	$	–

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities that are financed by special and trust funds.

As of 30 September 2017, $9,000 ($31,000 – December 2016) was payable to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. No new TA was approved or made effective during the nine months ended 30 September 2017 and 2016. During the nine months ended 30 September 2017, $191,000 undisbursed amounts were written back ($655,000 – 2016). None of these amounts corresponded to the ACCSF.

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

continued

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2017, the remaining temporarily restricted uncommitted balance pertains to the ACCSF which amounted to $28,199,000 ($28,199,000 – 31 December 2016) and net accumulated income from investments for liquidity purpose for settlement of all administrative expenses amounted to $9,286,000 ($9,000,000 – 31 December 2016).

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's condensed financial statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$16,236		$11,473
PROPERTY, FURNITURE, AND EQUIPMENT		39		10
DUE FROM CONTRIBUTORS (Note E)		–		5,744
LONG-TERM GUARANTEE DEPOSITS (Note C)		1,265		1,368
OTHER ASSETS (Note G)		261		326
TOTAL		**$17,801**		**$18,921**
LIABILITIES AND NET ASSETS				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs	$ 7,332		$ 7,037	
Asset reinstatement obligations (Note D)	961		924	
Others (Note G)	944	$ 9,237	952	$ 8,913
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted	8,319		10,008	
Temporarily restricted (Note F)	245	8,564	–	10,008
TOTAL		**$17,801**		**$18,921**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 6,791	$ 6,640
REVENUE		
From rental (Note F)	240	266
From other sources—net (Note G)	64	44
Total	7,095	6,950
EXPENSES		
Administrative expenses (Note G)	(6,451)	(6,705)
Program expenses	(2,854)	(2,674)
Total	(9,305)	(9,379)
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(2,210)	(2,429)
EXCHANGE GAINS—net	339	1,406
TRANSLATION ADJUSTMENTS	182	657
DECREASE IN UNRESTRICTED NET ASSETS	(1,689)	(366)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS		
REVENUE FROM OTHER SOURCES (Note F)	245	–
INCREASE IN TEMPORARILY RESTRICTED NET ASSET	245	–
DECREASE IN NET ASSETS	(1,444)	(366)
NET ASSETS AT BEGINNING OF PERIOD	10,008	9,389
NET ASSETS AT END OF PERIOD	**$ 8,564**	**$ 9,023**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 12,535	$ 12,832
Interest on securities purchased under resale arrangements	–	0
Expenses paid	(8,798)	(9,801)
Others—net	888	1,716
Net Cash Provided by Operating Activities	4,625	4,747
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	–	128,001
Payments for securities purchased under resale arrangements	–	(128,447)
Net Cash Used in Investing Activities	–	(446)
Effect of Exchange Rate Changes on Due from Banks	138	981
Net Increase in Due From Banks	4,763	5,282
Due From Banks at Beginning of Period	11,473	10,396
Due From Banks at End of Period	$ 16,236	$ 15,678

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is the yen. To date, contributions from Japan, Korea, Australia and Indonesia have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606),"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectibility, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have a material impact on the Institute's financial statements.

In February 2016, the FASB issued ASU 2016-02, *"Leases (Topics 842)"*. This amendment requires the recognition by lessees of lease assets and lease liabilities for the rights and obligations arising from operating leases with terms of more than 12 months. It also requires qualitative disclosures along with specific quantitative disclosures. This update is effective for fiscal years beginning after 15 December 2018 and interim periods thereafter. The ASU is not expected to have a material impact on the Institute's financial statements.

In 2016, the FASB issued the following ASUs which are not expected to have a material impact on the Institute's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2017.

NOTE D—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

continued

NOTE E—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

Contributions received during the nine months ended 30 September 2017 and 2016 were as follows:

($ thousand)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
29th contribution	¥ 672,070	$ 6,091	June 2017	June 2017
28th contribution	¥ 672,069	$ 5,744	December 2016	January 2017
27th contribution	¥ 672,070	$ 6,640	July 2016	August 2016
26th contribution	¥ 672,069	$ 5,576	December 2015	January 2016
Subtotal	¥2,688,278	$ 24,051		
Government of Republic of Korea				
3rd installment of the 2nd contribution		$ 700	April 2017	April 2017
Government of Indonesia				
1st contribution		$ 500	September 2015	January 2016

NOTE F—REVENUE

Rental

Revenue from rental consists of sublease rental income totaling $240,000 ($266,000 – 2016) for the nine months ended 30 September 2017 received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Other sources

Grants received from private donors for a specific purpose or program are classified as temporarily restricted support.

The temporarily restricted uncommitted balance including net accumulated interest income as of 30 September 2017 amounts to $245,000 (nil – 31 December 2016).

continued

NOTE G—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP) and Post-Retirement Group Medical Insurance Plan (PRGMIP). The FV of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the nine months ended 30 September 2017, the calculated service fee was $12,000 ($10,000 – 2016) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $187,000 at 30 September 2017 ($111,000 – 31 December 2016). The payable resulted from transactions in the normal course of business.

NOTE H—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's condensed financial statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 1,818	$ 2,053
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)		
Time deposits	20,379	11,851
ACCRUED REVENUE	1	2
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS	330	99
TOTAL	**$ 22,528**	**$ 14,005**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 66	$ 63
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	6,459	8,092
TOTAL LIABILITIES	6,525	8,155
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	16,003	5,850
TOTAL	**$ 22,528**	**$ 14,005**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	127	43
From other sources	2	2
Total	10,129	45
EXPENSES		
Technical assistance—net (Note E)	101	(1,120)
Administrative and financial expenses (Note D)	(77)	(118)
Total	24	(1,238)
CONTRIBUTIONS AND REVENUE		
IN EXCESS OF (LESS THAN) EXPENSES	10,153	(1,193)
EXCHANGE GAINS—net	0	0
INCREASE (DECREASE) IN NET ASSETS	10,153	(1,193)
NET ASSETS AT BEGINNING OF PERIOD	5,850	7,842
NET ASSETS AT END OF PERIOD	$ 16,003	$ 6,649

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ —
Interest received on investments for liquidity purpose	128	44
Cash received from other sources	2	2
Technical assistance disbursed	(1,747)	(2,635)
Administrative and financial expenses paid	(90)	(143)
Net Cash Provided by (Used in) Operating Activities	8,293	(2,732)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	613,031	542,833
Purchases of investments for liquidity purpose	(621,559)	(540,577)
Net Cash (Used in) Provided by Investing Activities	(8,528)	2,256
Net Decrease in Due From Banks	(235)	(476)
Due from Banks at Beginning of Period	2,053	2,503
Due from Banks at End of Period	$ 1,818	$ 2,027

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectibility, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have a material impact on the RCIF's financial statements on effectivity.

In 2016, the FASB issued the following ASUs which are not expected to have a material impact on the RCIF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2017, based on the portfolio held at the beginning and end of each month, was 1.05% (0.43% – 2016).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2017 and 31 December 2016 was as follows:

($ thousand)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
30 September 2017								
Investments for liquidity purpose								
Time deposits	$	20,379	$	–	$	20,379	$	–
31 December 2016								
Investments for liquidity purpose								
Time deposits	$	11,851	$	–	$	11,851	$	–

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and the RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2017		31 December 2016	
Receivable from:				
Climate Change Fund	$	55	$	–
Agency Trust Funds		156		–
Total	$	211	$	–
Payable to:				
Ordinary capital resources	$	27	$	15
Technical Assistance Special Fund		39		15
Agency Trust Funds—net		–		24
Total	$	66	$	54

continued

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2017, one TA project and one supplementary approval totaling $1,000,000 became effective (two TA projects and one supplementary approval totaling $1,750,000 – 2016), and $1,101,000 undisbursed amounts were written back ($630,000 – 2016).

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2017, the RCIF received $10,000,000 following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's condensed financial statements as of 30 September 2017.

96

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	1,380	$	1,539
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Time deposits		27,881		16,607
ACCRUED REVENUE		1		2
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)		196		681
TOTAL	**$**	**29,458**	**$**	**18,829**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	103	$	139
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)		6,969		10,473
TOTAL LIABILITIES		7,072		10,612
UNCOMMITTED BALANCES (CCF-2), represented by:				
Unrestricted net assets		22,386		8,217
TOTAL	**$**	**29,458**	**$**	**18,829**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 15,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	172	60
From other sources	8	4
Total	15,180	64
EXPENSES		
Technical assistance and grants—net (Note E)	(19)	(1,761)
Administrative and financial expenses (Note D)	(991)	(747)
Total	(1,010)	(2,508)
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	14,170	(2,444)
EXCHANGE (LOSSES) GAINS—net	(1)	0
INCREASE (DECREASE) IN NET ASSETS	14,169	(2,444)
NET ASSETS AT BEGINNING OF PERIOD	8,217	10,711
NET ASSETS AT END OF PERIOD	$ **22,386**	$ **8,267**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 15,000	$ –
Interest received on investments for liquidity purpose	174	62
Cash received from other activities	8	3
Technical assistance and grants disbursed	(3,757)	(2,956)
Administrative and financial expenses paid	(310)	(222)
Net Cash Provided by (Used in) Operating Activities	11,115	(3,113)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	803,499	752,909
Purchases of investments for liquidity purpose	(814,773)	(749,671)
Net Cash (Used in) Provided by Investing Activities	(11,274)	3,238
Net (Decrease) Increase in Due From Banks	(159)	125
Due from Banks at Beginning of Period	1,539	1,562
Due from Banks at End of Period	$ 1,380	$ 1,687

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606),"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectibility, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of the guidance, respectively. A public business entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have a material impact on the CCF's financial statements on effectivity.

In 2016, the FASB issued the following ASUs which are not expected to have a material impact on the CCF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2017, based on the portfolio held at the beginning and end of each month, was 1.13% (0.43% – 2016).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2017 and 31 December 2016 was as follows:

($ thousand)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
30 September 2017								
Investments for liquidity purpose								
Time deposits	$	27,881	$	—	$	27,881	$	—
31 December 2016								
Investments for liquidity purpose								
Time deposits	$	16,607	$	—	$	16,607	$	—

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2017		31 December 2016	
Receivable from:				
Agency Trust Funds	$	1	$	—
Payable to:				
Ordinary capital resources	$	46	$	74
Technical Assistance Special Fund		2		0
Regional Cooperation and Integration Fund		55		—
Agency Trust Funds		—		57
Total	$	103	$	131

0 = Less than $500.

continued

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2017, one TA project amounting to $600,000 became effective (two TA projects and two supplementary approvals became effective totaling to $2,158,000 – 2016), and $581,000 undisbursed amounts were written back ($396,000 – 2016).

Total undisbursed TA and grants are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2017, the CCF received $15,000,000 following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's condensed financial statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 4,104	$ 1,234
INVESTMENTS FOR LIQUIDITY PURPOSE(Note C) Time deposits	21,840	6,742
ACCRUED REVENUE	1	1
ADVANCES FOR GRANTS	2,160	7,200
TOTAL	$ **28,105**	$ **15,177**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 19	$ 16
UNDISBURSED GRANTS (Note E)	2,161	7,200
TOTAL LIABILITIES	2,180	7,216
UNCOMMITTED BALANCES (APDRF-2), represented by: Unrestricted net assets	25,925	7,961
TOTAL	$ **28,105**	$ **15,177**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 20,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	99	21
From other sources	6	7
Total	20,105	28
EXPENSES		
Grants—net (Note E)	(2,000)	(9,166)
Administrative and financial expenses (Note D)	(141)	(180)
Total	(2,141)	(9,346)
INCREASE (DECREASE) IN NET ASSETS	17,964	(9,318)
NET ASSETS AT BEGINNING OF PERIOD	7,961	17,349
NET ASSETS AT END OF PERIOD	$ **25,925**	$ **8,031**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 20,000	$ —
Interest received on investments for liquidity purpose	98	21
Cash received from other sources	6	7
Grants disbursed	(2,000)	(6,165)
Administrative and financial expenses paid	(137)	(155)
Net Cash Provided by (Used in) Operating Activities	17,967	(6,292)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	419,827	266,031
Purchases of investments for liquidity purpose	(434,924)	(258,753)
Net Cash (Used in) Provided by Investing Activities	(15,097)	7,278
Net Increase in Due From Banks	2,870	986
Due from Banks at Beginning of Period	1,234	6,345
Due from Banks at End of Period	$ 4,104	$ 7,331

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectability, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of guidance, respectively. A public entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have material impact on the APDRF's financial statements on effectivity.

In August 2016, the FASB issued the following ASUs which are not expected to have a material impact on the APDRF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) – Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2017, based on the portfolio held at the beginning and end of each month, was 1.11% (0.42% – 2016).

Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2017 was as follows:

($ thousand)

| | Total | | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2017				
Investments for liquidity purpose				
Time deposits	$ 21,840	$ —	$ 21,840	$ —
31 December 2016				
Investments for liquidity purpose				
Time deposits	$ 6,742	$ —	$ 6,742	$ —

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. As of 30 September 2017, $19,000 ($8,000 – December 2016) was payable to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND RELATED UNDISBURSED AMOUNTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2017, there was one grant that became effective amounting to $2,000,000 (five grants totaling $9,200,000 – 2016). There were no undisbursed amounts written back during the nine months ended 30 September 2017 ($34,000 – 2016).

Total undisbursed grants are denominated in US dollars and represent effective grants which have not been disbursed.

continued

NOTE F—CONTRIBUTIONS

In May 2017, the APDRF received $20,000,000 following the Board of Governors' approval of the transfer of OCR's 2016 allocable net income.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's condensed financial statements as of 30 September 2017.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2017 and 31 December 2016
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	2,486	$	1,445
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits		7,479		7,635
DUE FROM CONTRIBUTORS (Note F)		–		1,578
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)		3		2
TOTAL	$	9,968	$	10,660
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	4	$	22
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		4,350		3,638
TOTAL LIABILITIES		4,354		3,660
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Unrestricted net assets		5,614		7,000
TOTAL	$	9,968	$	10,660

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

110

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments for liquidity purpose	$ 44	$ 13
From other sources	18	9
Total	62	22
EXPENSES		
Technical assistance (Note E)	(1,406)	(1,691)
Administrative and financial expenses (Note D)	(35)	(53)
Total	(1,441)	(1,744)
REVENUE LESS THAN EXPENSES	(1,379)	(1,722)
EXCHANGE LOSSES—net	(7)	(32)
DECREASE IN NET ASSETS	(1,386)	(1,754)
NET ASSETS AT BEGINNING OF PERIOD	7,000	6,926
NET ASSETS AT END OF PERIOD	**$ 5,614**	**$ 5,172**

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2017 and 2016
Expressed in Thousands of US Dollars

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,570	$ 1,609
Interest received on investments for liquidity purpose	45	14
Cash received from other sources	18	9
Technical assistance disbursed	(703)	(1,010)
Administrative and financial expenses paid	(45)	(67)
Net Cash Provided by Operating Activities	885	555
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	217,660	169,030
Purchases of investments for liquidity purpose	(217,504)	(167,443)
Net Cash Provided by Investing Activities	156	1,587
Net Increase in Due From Banks	1,041	2,142
Due from Banks at Beginning of Period	1,445	2,097
Due from Banks at End of Period	$ 2,486	$ 4,239

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2017 and 2016
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2016 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2017 and 2016 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12, and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, and on assessing collectability, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and to correct unintended application of guidance, respectively. A public entity is required to apply the amendments retrospectively for annual reporting periods beginning after 15 December 2017. These ASUs are not expected to have material impact on the FSDPSF's financial statements on effectivity.

In August 2016, the FASB issued the following ASUs which are not expected to have a material impact on the FSDPSF's financial statements upon adoption on 1 January 2018: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) – Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources; and (ii) ASU 2016-18, *"Statement of Cash Flows (topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2017 and 31 December 2016 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2017, based on the portfolio held at the beginning and end of each month, was 1.01% (0.42% – 2016).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2017 and 31 December 2016 was as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2017				
Investments for liquidity purpose				
Time deposits	$ 7,479	$ –	$ 7,479	$ –
31 December 2016				
Investments for liquidity purpose				
Time deposits	$ 7,635	$ –	$ 7,635	$ –

114

continued

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

As of 30 September 2017, $4,000 was payable to OCR ($14,000 payable to OCR – 31 December 2016) which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2017, there were two TA projects and one supplementary approval that became effective totaling $1,600,000 (five TA projects totaling $1,850,000 – 2016) and $194,000 undisbursed amounts were written back ($159,000 – 2016).

Total undisbursed TAs are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In November 2016, the Government of Luxembourg committed contributions equivalent to $2,818,000 which were transferred to the FSDPSF on 15 November 2016 and 9 January 2017.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2017 through 16 November 2017, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 September 2017.